AR/S
P.E. 12-31-06



Health Management Associates, Inc.

2006 Annual Report

(NYSE: HMA) is a premier operator of general acute care, non-urban hospitals located throughout the United States but primarily in the Southeast and Southwest. HMA focuses on non-urban America because many non-urban communities are underserved medically, have populations that are growing faster than the national average, and offer competitive advantages compared to major urban areas.

HMA is a turnaround specialist for non-urban hospitals. It acquires and then revitalizes hospitals in growing communities with populations of 30,000 to 400,000 that have clear demographic needs. Ideally, these hospitals are also located in states with Certificate of Need regulations, have an established physician base, and are available at reasonable prices.



Corporate Profile

HMA'S STRATEGY INCLUDES:

- Providing dynamic leadership;
- Investing capital to bring hospital facilities and medical equipment up to the most modern standards;
- Recruiting physicians, including specialists, that expand a hospital's breadth of services in response to community needs; and
- Introducing proven hospital practices that improve the quality of care during a patient's stay and optimize the utilization of resources.

HMA's strategy has proven to be extremely successful. Since 1991, HMA has acquired 53 hospitals, increasing its total hospital count, as of December 31, 2006, to 60 in 16 states and its licensed beds from 1,593 to 8,589. From 1991 through calendar year end 2006, HMA's net operating revenue rose to nearly $4.1 billion from $245 million.

At December 31, 2006, HMA common stock was owned by approximately 935 shareholders of record, including several hundred institutional investors. More than 4.1 million shares were owned by HMA's employees in their 401(k) plan accounts, which HMA believes reflects the confidence its employees have in management and the Company's future.

TABLE OF CONTENTS



Financial Highlights

(dollars in thousands, except per share amounts)

	Year Ended December 31, 2006	Year Ended December 31, 2005
OPERATING DATA [a]		
Net operating revenue [b]	$4,056,599	$3,599,177
Total operating expenses [b]	3,710,030	3,054,376
Income before income taxes [b]	302,173	562,144
Net income	182,749	349,866
Net income per share:		
Basic	$0.76	$1.43
Diluted	$0.75	$1.41



	December 31	
	2006	2005
YEAR-END DATA		
Total assets	$4,490,952	$4,091,224
Long-term debt	1,341,704	1,204,284
Stockholders' equity	2,406,122	2,264,175
Book value per common share	$10.00	$9.41
Number of employees	34,500	31,000

(a) Effective March 1, 2006, HMA's Board of Directors approved a change in fiscal year end from September 30 to December 31. This table presents the two most recently completed calendar years.

(b) from continuing operations



WILLIAM J. SCHOEN (LEFT), CHAIRMAN, JOSEPH V. VUMBACCO, CEO & VICE CHAIRMAN (CENTER), AND BURKE W. WHITMAN, PRESIDENT & COO

RECAPITALIZATION/ SPECIAL $10 CASH DIVIDEND

After several years of solid operational performance with little share price appreciation, we began a strategic review with the Board of Directors to seek a solution that would provide value to shareholders while continuing to position HMA to provide high quality health care to its communities. On January 17, 2007, we announced a major recapitalization. We paid a special cash dividend of $10 per share (approximately $2.4 billion) on March 1, 2007, using proceeds borrowed under our new $3.25 billion senior secured credit facilities. Amounts outstanding under our previous line of credit were also refinanced by these new credit facilities.

The $10 per share dividend was designed to deliver immediate value to shareholders while at the same time enabling them to participate in HMA's future growth. In light of the special dividend, the regular cash dividend of six cents per share has been suspended indefinitely.

Compared to our peers, we believed our balance sheet was underleveraged, and we believed that borrowing money to reward our shareholders was a sound use of our excess balance sheet capacity. This strategy is particularly timely because of the existing attractive interest rate environment. We believe that the recapitalization will substantially reduce our overall cost of capital and at the same time enable us to continue to generate sustainable free cash flow to meet our capital needs and growth objectives.

Our $250 million common stock repurchase program will remain in effect but no additional shares will be repurchased, unless we believe that our shares have become significantly undervalued. Approximately 1.8 million shares have been repurchased under this program at an aggregate cost of approximately $36.8 million.

FINANCIALS—2006

During 2006, HMA changed its fiscal year end from September 30 to December 31. The Board felt the new calendar fiscal year more closely aligns the Company's fiscal reporting with its strategic business plans and the financial reporting cycles of the other publicly traded hospital companies. Revenue for the year ended December 31, 2006 increased for the 29th consecutive year — up 12.7% to approximately $4.1 billion. Earnings, however, fell short of the performance for the year ended December 31, 2005.

Increases in uninsured and underinsured patient volumes have continued to challenge the industry and HMA, and as a result, an analysis of our cash collections caused us to increase our reserve for self-pay patient receivables during 2006 by an additional $200 million or $0.50 per diluted share. Going forward, we will also reserve a significant portion of these same receivables as of the date of service.

It is important to review our bad debt policy change in the context of our recent settlement of litigation that challenged the amounts our hospitals charged for medical services to uninsured patients. Under the settlement agreement, and in the interest of increased transparency, beginning in the first quarter of 2007, HMA began offering discounts up to 60 percent to uninsured patients for non-elective procedures.

Partially offsetting the additional expense for the uninsured during 2006 was a gain of approximately $15 million related to the successful settlement of our property insurance claim for Hurricane Katrina damages sustained by our hospital in Biloxi, Mississippi in 2005.

Overall, net income for 2006 was $182.7 million, or $0.75 per diluted share, compared with $349.9 million, or $1.41 per diluted share in 2005.

OPERATIONS—2006

In general, we focused our attention on enhancing our existing operations following six consecutive years of hospital acquisitions. As a result, we sold two psychiatric facilities and are actively marketing the sale or syndication of certain general acute care hospitals that no longer fit our strategic criteria.

We also acquired three hospitals outright and purchased an 80% interest in our first joint venture with a not-for-profit hospital.

To advance the quality of care in our hospitals, we invested $339 million in capital improvements and additions, which included a replacement hospital in Carlisle,

Pennsylvania and the expansion of facilities at several other hospitals. Finally, we neared completion of Physicians Regional Medical Center – Collier Boulevard, our first *de novo* general acute care hospital, which opened and began serving the East Naples, southern Collier County, Florida area in February 2007. It is a 100-bed facility that, when combined with the 83-bed Physicians Regional Medical Center – Pine Ridge, comprises the Physicians Regional Health System, which has the potential to become one of the largest health care markets for HMA.

NATIONAL ISSUES

The hospital industry is under substantial financial pressure. Hospitals nationwide are experiencing a steady rise in uninsured and underinsured patients who cannot pay their bills. Many physicians are being similarly affected. To offset reduced revenue, many physicians are opening their own surgical and diagnostic centers. Others are replacing lost revenue by performing procedures in their offices that were previously performed in local hospitals. These actions have reduced the revenue dollars that hospitals receive.

EFFECT OF COMPETITION

The demand for health care continues to grow, and doctors are competing for a share of that business through physician-owned and operated surgical centers. Some hospitals and physician-owned facilities will suffer as the cost to operate many such duplicative centers may prove uneconomical.

Competing for a larger slice of the health care dollar favors HMA because of our reputation for quality, financial strength, and collaborative efforts with doctors and other hospitals.

Ultimately, we believe that quality, effective cost controls, breadth of medical services and financial strength will be the deciding factors reviewed by patients when determining where to seek treatment. And these are HMA's strengths.

The overriding facts are that demand for health care will steadily increase as the nation's population continues to age.

Consequently, we believe the present competition to provide health care services will continue. Health care providers are dependent on one another and solutions to accommodate each other's needs will be found. For our part, we believe collaborations are an inevitable and sound strategy.

COLLABORATIVE INITIATIVES

Physicians are presently bearing a disproportionate share of the health care cost dilemma. This circumstance is unacceptable. One health care service provider cannot prosper indefinitely at the expense of another.

As such, where strategic to HMA, we have begun to offer doctors opportunities to partner with us in a variety of joint ventures. In addition, we have also increased our employment of doctors in certain markets.

The latter is a recent phenomenon that reflects changes in physician expectations and local market conditions.

The physicians on our medical staffs, whether employed or independent practitioners, practice cutting-edge medicine and have access to some of the finest diagnostic and surgical equipment available.

Going forward, we believe that greater flexibility in management thinking, as evidenced by our collaborative programs with physicians, our joint venture with a not-for-profit hospital, and the recapitalization of our balance sheet, is the key to continuing the growth in our markets. This philosophy helped earn HMA national recognition as *Fortune Magazine's* 2006 Most Admired Company in the Health Care: Medical Facilities category. We are committed to this approach and look forward to continued prosperity in the years to come. Thank you for your continued support.

Sincerely,



William J. Schoen,
Chairman



Joseph V. Vumbacco,
Chief Executive Officer and Vice Chairman



Burke W. Whitman,
President and Chief Operating Officer

Naples, Florida
April 13, 2007

RIGHT: ROBERT CAPOBIANCO, M.D., GENERAL SURGEON AT ST. CLOUD REGIONAL MEDICAL CENTER, PERFORMS A PROCEDURE ON A PATIENT. HMA PARTNERED WITH THE ORLANDO REGIONAL HEALTHCARE SYSTEM IN 2006 AND ACQUIRED AN 80% CONTROLLING INTEREST IN THE ST. CLOUD REGIONAL MEDICAL CENTER, LOCATED IN ST. CLOUD, FLORIDA. THIS IS THE FIRST NOT-FOR-PROFIT HOSPITAL JOINT VENTURE FOR HMA.

The Year in Review

IMPORTANT NOTE

The Company changed its fiscal year end from September 30 to December 31, beginning in 2006. All commentary in this review compares continuing operating results for the year ended December 31, 2006 with those of the year ended December 31, 2005, unless otherwise noted.

FINANCIALS: 2006 VS. 2005

- Net operating revenue, which includes revenue from the four hospitals we acquired in 2006, increased 12.7% to almost $4.1 billion when compared to 2005. Improved pricing and favorable case-mix trends helped to boost overall revenue in 2006.
- Net income for 2006 was $182.7 million, or $0.75 per diluted share compared with $349.9 million, or $1.41 per diluted share in 2005. Earnings were affected by a $200 million adjustment to our allowance for doubtful accounts, an increase in interest expense primarily related to debt modifications and related expenses, stock-based compensation expense, and a modest reduction in profit margins due to lower than anticipated patient volumes and an increase in uncompensated patient care. Partially offsetting the decline in earnings were $14.7 million in gains from an insurance settlement on a hospital damaged by Hurricane Katrina.

STATISTICS: 2006 VS. 2005

- Total admissions for 2006, which include the results of the hospitals acquired during the past year, rose 4.9% to more than 316,000. Adjusted admissions, which factors in outpatient activity, grew 6.2% to almost 529,000. Admissions for 2006 from hospitals that HMA has owned for at least a year, otherwise known as same hospital admissions, were down 0.9% to 279,000, reflecting fewer physician referrals.

Total emergency room (ER) visits increased 8.1% to 1.3 million in 2006. Same hospital ER visits were effectively unchanged from 2005 levels. By comparison, ER visits were especially strong in 2005, due in large part to injuries suffered during several hurricanes.

Total patient days were approximately 1.35 million in 2006 compared with approximately 1.30 million in 2005.

Total surgeries were up 6.1% in 2006, largely attributable to facilities acquired in 2006. Surgeries at our same hospitals increased 1.3% in 2006 compared to 2005.

Statistical data for HMA's same hospitals are shown in the following table:

Same Hospitals*

Year ended Dec. 31,	2006	2005
Occupancy rate	46.1%	46.8%
Patient days	1,196,000	1,206,000
Admissions	279,000	282,000
Adjusted admissions	464,000	465,000
Avg. length of stay (days)	4.3	4.3
Total surgeries	251,000	248,000

**from continuing operations*



ACQUISITIONS: 2006

- Management entered 2006 with a strategic focus of maintaining its flexibility to adapt to the changing health care landscape. Acquisitions remained an important component of HMA's growth strategy in 2006, with four hospitals acquired last year, all aimed at preserving and reinforcing existing HMA hospitals and communities.

They were —

- The 56-bed Barrow Regional Medical Center in Winder, Georgia
- An 80% controlling interest in the 84-bed St. Cloud Regional Medical Center in St. Cloud, Florida
- The 83-bed Physicians Regional Medical Center – Pine Ridge in Naples, Florida, and
- The 189-bed Gulf Coast Medical Center in Biloxi, Mississippi.

Importantly, HMA's purchase of an 80% controlling interest in the St. Cloud Regional Medical Center marks our first joint venture with a not-for-profit hospital. The transaction progressed very smoothly, and we are very pleased to be partnered with the nationally recognized Orlando Regional Healthcare System.



HMA ESTABLISHED PHYSICIAN LEADERSHIP COUNCILS DURING 2006 TO FORMALLY ESTABLISH A ROUTINELY SCHEDULED, STRUCTURED COMMUNICATION PROCESS BETWEEN HOSPITAL LEADERS AND THEIR RESPECTIVE MEDICAL STAFFS. FROM LEFT TO RIGHT: MILDRED TREVETT, M.D., MARK AANONSON, CEO OF ST. CLOUD REGIONAL MEDICAL CENTER, ROBERT CAPOBIANCO, M.D., PETER CASELLA, M.D., AND JOHN KASTRUP, M.D.

This purchase structure highlights HMA's flexibility in working with potential acquisition candidates to provide both the buyer and seller with the best acquisition structure.

As the year progressed, considerable time was spent on improving our core operations and strategically evaluating our existing hospital base to determine which facilities continued to meet our criteria and which facilities no longer fit. As such, we sold our two remaining psychiatric hospitals, which allowed management to focus its resources and energy on our core business of operating general acute care hospitals.

As of December 31, 2006, we operated 60 hospitals in 16 states with almost 8,600 licensed beds.

Acquisitions will continue to be a part of the HMA growth strategy in 2007, however, likely at a slower pace and with the same strategic emphasis as in 2006.

PHYSICIAN COLLABORATIONS

Management's strategic review examined HMA's customers — our physicians and patients — to determine how best to improve soft patient volumes.

We assessed physician satisfaction across a wide spectrum, and as a result, we established physician leadership councils in our hospitals. These leadership councils, comprised primarily of physicians, offer an even more open dialogue for management to uncover ways to better respond to physician and patient needs and increase the quality of care being delivered.

In selective markets, we have offered physicians the opportunity to partner with us in collaborative joint ventures. This posture, which extends to the joint venture of certain select HMA hospitals, includes participation in joint ownership of medical equipment, medical office buildings and diagnostic imaging or surgical centers. Additional strategic joint ventures are expected to be completed in 2007.

In addition, we are also recruiting and retaining physicians through direct employment. Understanding recruiting obstacles such as high malpractice expense premiums and entrenched physician referral patterns, HMA has



MITCHELL ZEITLER, M.D., OF PHYSICIANS REGIONAL MEDICAL CENTER – PINE RIDGE, LOCATED IN NAPLES, FLORIDA, DISCUSSES AN UPCOMING SURGERY SCHEDULE WITH MILTELINA MUNOZ, SENIOR OFFICE COORDINATOR, SURGICAL SERVICES.

turned to the employment of select physicians to address those recurring challenges.

HMA's physician employment in 2006 totaled 550 physicians compared with 370 at September 30, 2005. In 2007, physician employment efforts will be focused to address specific strategic opportunities.

PHYSICIAN RECRUITING

In addition to recruiting doctors as direct hospital employees, we also continued a long-standing policy of meeting community needs by recruiting a wide variety of physician specialists and family practice physicians to establish their practices in our communities.

In this regard, we have been able to greatly expand the medical services provided through our hospitals. These efforts have been successful in transforming our facilities into the hospitals of choice in our communities.

We recruited 356 new physicians in calendar 2006. Physician recruitment will continue to be a central focus for our local hospital leadership teams in 2007.

Adding physicians increases the breadth and scope of medical services being offered, and consequently, the need for local patients to go to larger cities for specialized treatment is lessened.

PURSUIT OF QUALITY

Providing the highest quality medical care is the cornerstone of HMA's philosophy. This management philosophy manifests itself in several different ways:

- Recruiting of physicians who practice cutting-edge medical specialties;
- Introducing new or expanded medical services previously unavailable in local communities;
- Adding information technology improvements, new systems and upgrades;
- Constructing new hospitals to replace aging facilities;
- Purchasing sophisticated medical equipment to help doctors practice up-to-date medicine; and
- Improving our results in physician and patient satisfaction surveys.

RIGHT: GILMORE MEMORIAL REGIONAL MEDICAL CENTER'S W. DWIGHT MCCOMB, JR., M.D., INTERNAL MEDICINE, DISCUSSES A PATIENT'S PROGRESS WITH DONNA PATE, RN. BY INVESTING RESOURCES AND IMPROVING THE QUALITY OF HEALTH CARE BEING DELIVERED IN NON-URBAN COMMUNITIES LIKE AMORY, MISSISSIPPI WHERE GILMORE MEMORIAL IS LOCATED, HMA IS ABLE TO REDUCE THE OUTMIGRATION OF PATIENTS TO URBAN MARKETS AND ALLOW RESIDENTS TO RECEIVE THEIR CARE CLOSE TO HOME.

Because of our uncompromising insistence on quality, we have consistently turned marginal, non-urban hospitals into leading-edge medical centers. And the medical profession and local communities recognize these successes.

We revitalize aging hospitals. Where needed, we also build replacement hospitals. We spend hundreds of millions of dollars for state-of-the-art medical equipment and recruit physicians with a wide variety of advanced specialties to staff our hospitals.

These efforts have earned our hospitals and physicians recognition for quality by nationally-recognized organizations. In 2006 alone, our hospitals earned more than 30 awards—including hospital certification, inclusion among the nation's top 100 hospitals, mention as a top cardiac hospital and being recognized as one of the best places to work for nurses and hospital staff. And while we believe our record for excellence is abundantly evident, we are constantly trying to improve how our physicians and patients perceive us.

We continually seek to streamline operations to improve patients' hospital stays, and we mandate continuing education programs for our nurses. In addition, we continue to make significant capital investments to purchase advanced medical equipment and expand and modernize current facilities.

We make these investments to attract high quality physicians to our communities, thereby increasing the spectrum of and access to health care services. We believe better access and additional services attract patients and enlist community support, in turn, leading to greater patient utilization of our hospitals' medical services, far beyond what was offered before we acquired them.



HMA INVESTED MORE THAN $50 MILLION TO REPLACE AN AGING FACILITY IN BROOKSVILLE, FLORIDA. R.L. RAO, M.D., CHIEF OF STAFF, MAKES ROUNDS ON HIS PATIENTS IN THE NEW BROOKSVILLE REGIONAL HOSPITAL, WHICH OPENED IN OCTOBER 2005.


2003
Nursing Drug Reference

REPUTATION FOR EXCELLENCE

Our industry-wide reputation for excellence is largely due to the physicians who refer their patients to our hospitals and utilize our diagnostic and curative services. Our medical staffs are the cornerstone of our existence, and we are indebted to them for their service. For this reason, we have devised an effective physician recruitment program to find needed specialist physicians who are not only very talented but who also have a desire to build their practices in smaller communities that offer very attractive lifestyles.

AWARDS OF EXCELLENCE

HMA was honored in 2006 by being recognized as *Fortune Magazine's* Most Admired Company in the Health Care: Medical Facilities category. The Most Admired list is the definitive report card on corporate reputations, and HMA was chosen as the best by a survey of 10,000 executives, directors and analysts.

During 2006, three HMA hospitals were awarded the Gold Seal of Approval from the Joint Commission on Accreditation of Health Care Organizations, which is the nation's largest and oldest standards setting and accrediting body in

CARDIOLOGIST, WILBURN GEORGE, M.D., OF HARTON REGIONAL MEDICAL CENTER IN TULLAHOMA, TENNESSEE, PERFORMS A CARDIAC CATHETERIZATION TO EVALUATE HEART VALVES, HEART FUNCTION, BLOOD SUPPLY, OR HEART ABNORMALITIES. THIS PROCEDURE MAY ALSO BE USED TO DETERMINE THE NEED FOR HEART SURGERY.



health care. HMA hospitals earning this distinction in 2006 were:

- Lake Norman Regional Medical Center, a 105-bed general acute care hospital, and the Lake Norman Home Health Agency in Mooresville, North Carolina. The award was made following a surprise inspection covering approximately 1,500 elements of performance.
- Lehigh Regional Medical Center in Lehigh Acres, Florida, an 88-bed hospital, and
- Rankin Medical Center in Brandon, Mississippi, a 134-bed hospital.

The Lehigh and Rankin hospitals were first-time recipients of the award. Contributing to the success of these hospitals were substantial investments in facility renovations, advanced medical equipment and proprietary information systems, which HMA made following the acquisition of these facilities.

Hospital Awards of Excellence are typically the result of our physicians' and employees' commitment to excellence and our extensive capital investment.

- The laboratory at Highlands Regional Medical Center in Sebring, Florida, received two commendations for superiority in standards and practices; one each by the College of American Pathologists and the American Association of Blood Banks.
- Midwest Regional Medical Center, a 255-bed hospital in Midwest City, Oklahoma, was awarded the "2006 Distinguished Hospital Award for Clinical Excellence™" by HealthGrades®, the nation's leading independent health care ratings company. It was the only hospital in the Oklahoma City metro area that was ranked among the top 5% in the nation in terms of mortality rates and complication rates for 26 procedures and diagnoses.



PERSONAL ATTENTION TO OUR PATIENTS' NEEDS HAS EARNED HMA HOSPITALS SOLID PATIENT SATISFACTION SCORES UNDER OUR QUALITY SERVICE MANAGEMENT PROGRAM.

- Pasco Regional Medical Center, a 120-bed hospital in Dade City, Florida, was ranked among the top 5% of all hospitals in the nation for general surgery by HealthGrades®.
- Peace River Regional Medical Center, a 212-bed hospital in Port Charlotte, Florida, garnered a number of awards in 2006, including the HealthGrades® Distinguished Hospital Award for Clinical Excellence™ for the second consecutive year (less than 3% of the nation's approximate 5,000 hospitals earned this award two years in a row); a 5-Star rating for clinical excellence in maternity care from HealthGrades®; and a Primary Stroke Center Certification from Florida's Agency for Health Care Administration. It also received a certificate of need to build a 7-bed neonatal unit to accommodate the growing number of births at this hospital, which now exceeds 100 a month.
- Poplar Bluff Regional Medical Center's Cancer Treatment Center in Poplar Bluff, Missouri, was awarded a three-year national

NET OPERATING REVENUE*
(in billions)


$2.15
$2.46
$3.09
$3.48
$4.06
FY02
FY03
FY04
FY05
CY06

** During 2006, HMA changed its fiscal year end from September 30 (FY) to December 31 (CY).*

TOTAL ADMISSIONS*
(in thousands)



316
296
276
227
208
FY02 FY03 FY04 FY05 CY06

During 2006, HMA changed its fiscal year end from September 30 (FY) to December 31 (CY).

accreditation from The Commission on Cancer of the American College of Surgeons.

- Riley Hospital's Rehabilitation Center, a 20-bed, Medicare certified in-patient rehabilitation facility in Meridian, Mississippi, received a three-year accreditation from the Commission on Accreditation of Rehabilitation Facilitations.
- Santa Rosa Medical Center in Milton, Florida, conducts a diabetes education program that was awarded recognition through 2009 by the American Diabetes Association.
- Sebastian River Medical Center, a 129-bed hospital in Sebastian Florida, was named one of the nation's top 100 hospitals by Solucient, Inc., the nation's leading source of health care information products.
- Seven Rivers Regional Medical Center, a 128-bed hospital in Crystal River, Florida, was ranked among the top 10% of hospitals nationwide for treatment of coronary artery disease, heart failure, and stroke by the American Heart and Stroke Associations.
- Summit Medical Center, a 103-bed hospital in Van Buren, Arkansas, received its third annual award from the State of Arkansas for performance improvement measures related to pneumonia, congestive heart failure, acute myocardial infarction and surgical infection prevention. It is just one of two hospitals in the state to receive this award for three years running.
- Venice Regional Medical Center, a 312-bed hospital in Venice, Florida, was ranked among the top 10% of hospitals nationwide for clinical excellence in general surgery by HealthGrades®.

PATIENT SATISFACTION STUDIES

While awards and recognition from independent accrediting agencies are important, we believe it is equally important to learn what our patients think about the care they receive at our hospitals. Upon discharge, each patient is asked to complete a detailed questionnaire that covers a variety of services, such as the admissions process, the time nurses spend with patients, staff responses to patient concerns, the quality of food, etc. Last year, our patients gave us an average score of 93 on a 100-point basis. These opinion surveys serve as a quality check for every hospital. Survey results are reviewed timely by local hospital leadership teams and, where necessary, corrective action is taken immediately.

GROWTH STRATEGIES

We broaden the range of our existing hospitals' medical care to achieve organic growth. We also employ a disciplined acquisition strategy to grow in new communities that are in need of improved health care.

With regard to acquisitions, we look for hospitals located in growing non-urban areas of the Sun Belt states. Because of favorable climates, these geographic areas attract a high number of senior citizens, who require a disproportionate amount of health care when compared to the nation's population as a whole.

In the early 1980's, HMA created the niche of revitalizing hospitals in



EXIT

DIGITAL RADIOLOGY SYSTEMS WERE INSTALLED AT THE NEW BROOKSVILLE REGIONAL HOSPITAL, ALLOWING PHYSICIANS TO REVIEW DIAGNOSTIC IMAGES DIRECTLY ON THE PATIENT FLOORS OR FROM ANY SECURED INTERNET CONNECTION VIA HMA'S PROPRIETARY PHYSICIAN ACCESS SYSTEM. SEEMA NISHAT, M.D. (LEFT) DISCUSSES A PATIENT'S X-RAY WITH DAVID MORENO, M.D.

RIGHT: EAST GEORGIA REGIONAL MEDICAL CENTER, IN STATESBORO, GEORGIA, IS HOME TO THE WOMEN'S PAVILION DESIGNED SPECIFICALLY FOR WOMEN'S HEALTH SERVICES AND INCLUDES A LEVEL II NEONATAL CENTER.





HMA'S DECENTRALIZED MANAGEMENT PHILOSOPHY ENCOURAGES LOCAL DECISION MAKING BY ITS HOSPITAL LEADERSHIP TEAMS. HMA HOSPITALS ALSO RETAIN A LOCAL ADVISORY BOARD COMPRISED OF COMMUNITY LEADERS AND PHYSICIANS. LEFT TO RIGHT: GARY HARRISON, M.D., CHIEF OF STAFF, TOM BLACKWELL, M.D., AND BOB BIGLEY, CEO, EAST GEORGIA REGIONAL MEDICAL CENTER.

TOTAL PATIENT DAYS*
(in thousands)


960
1,041
1,191
1,270
1,348
FY02 FY03 FY04 FY05 CY06

**During 2006, HMA changed its fiscal year end from September 30 (FY) to December 31 (CY).*

non-urban areas, with populations between 30,000 and 400,000 people, as non-urban communities typically offer competitive advantages when compared to larger metro areas.

Oftentimes, specialty health care services are not available locally in non-urban communities, forcing residents to leave their smaller communities to seek advanced health care in major cities.

Consequently, after HMA acquires a hospital, the potential to recapture this outmigration of patients is substantial because we recruit physicians to fill the specialty needs in our communities and invest in the necessary equipment to expand the breadth and level of services.

LOCAL LEADERSHIP A MUST

HMA's acquisition of a hospital offers its community a win-win scenario.

We understand that the delivery of health care services is a locally driven process. As such, new acquisitions retain their heritage and local feel, with the opportunity to transition into a thriving regional medical center.

A typical barrier impacting an acquisition is the concern by a prospective hospital's management of losing local control. We are sensitive to these concerns, and we employ an operating style that allays these fears.

We insist that our acquired hospitals establish a local board of trustees to include community leaders and members of the medical staff. We also insist that the acquired hospital's local leadership – its chief executive officer, chief financial officer and chief nursing officer – live in the community and lead the hospital's day-to-day operations.

We are committed to decentralized management, ensuring the local delivery of health care.

We believe that rigid, centralized management impairs the decision-making process and undermines the competitive strengths of local leadership.

Our focus at the corporate level is to provide additional supportive management expertise and resources, including sophisticated information technology platforms to support our hospitals.

Each hospital operates HMA's time-tested proprietary Pulse System® upon acquisition. This system is a uniform information platform that includes consistent, comprehensive programs for accounting, medical records, business office operations and certain clinical programs.

We also introduce three other HMA signature programs shortly following acquisition: Nurse First, ProMed, and MedKey™.

Nurse First is a program designed to shorten the waiting time for ER patients and to determine which patients require more immediate attention.

Nurse First is even more important in smaller communities. It is commonplace for patients to arrive at the ER without having a regular physician. Since more than half our patients enter our hospitals through the ER doors, we know that a positive initial impression often determines whether an individual will return to our hospitals when other medical needs arise.

ProMed is a computer-accessed diagnostic tool that helps doctors assess a patient's condition, formulate a diagnosis and suggest a course of treatment. When combined with the Nurse First program, our ER services reach patients two to three times faster than the national average of five to six hours.

MedKey™ is a bar-coded identification card that our hospitals provide to local residents, free of charge. It contains basic patient information that streamlines the admission and registration process and, in some instances, can help speed medical treatment.

At year end, more than a million MedKey™ cards were in use in communities where we operate hospitals.

TOTAL ER VISITS*
(in thousands)


761
862
1,162
1,185
1,310
FY02
FY03
FY04
FY05
CY06

** During 2006, HMA changed its fiscal year end from September 30 (FY) to December 31 (CY).*


GILMORE MEMORIAL
REGIONAL MEDICAL CENTER

HMA HOSPITALS UTILIZE SEVERAL SIGNATURE PROGRAMS TO ASSIST PATIENTS IN BEING TREATED PROMPTLY. NURSE FIRST, PROMED AND MEDKEY™ WORK TOGETHER TO ENSURE A MORE TIMELY AND EFFICIENT PATIENT ENCOUNTER.

NEW EQUIPMENT & SERVICES

A major factor in our growth strategy is to commit substantial capital each year to purchase state-of-the-art medical equipment, which, in conjunction with physician recruitment, increases the level of quality at our hospitals and fosters the establishment of expanded medical services and programs.

During 2006, we invested more than $300 million to purchase new medical equipment and build and expand new facilities. Among the more significant capital additions were the following —

- Three Hyperbaric Oxygen Chambers, two at our Sebastian River Medical Center, and one at Sandhills Regional Medical Center in Hamlet, North Carolina, which is also building an entire new center to offer this therapy.

Hyperbaric Oxygen Therapy provides a patient with 100% oxygen while comfortably resting inside a pressurized chamber. This facilitates more rapid healing of wounds that do not respond to traditional methods.

- Digital X-ray machines were purchased for our Carlisle Regional Medical Center in Carlisle, Pennsylvania. The new units, which replaced the old film and light box method of viewing, provide much greater detail and visual clarity. Because the images are digital, they can also be transmitted electronically in seconds and viewed by any physician with encrypted Internet access.
- State-of-the-art lasers to shrink non-cancerous enlarged prostate glands were acquired for Poplar Bluff Regional Medical Center in Poplar Bluff, Missouri and Seven Rivers Regional Medical Center in Crystal River, Florida. It is the first laser of its kind available in the Poplar Bluff area. The lasers provide a minimally invasive procedure that vaporizes non-cancerous enlarged prostates.


HR 60
BP1

IN 2006, HMA INVESTED MORE THAN $300 MILLION TO PURCHASE STATE-OF-THE-ART MEDICAL EQUIPMENT AND BUILD OR EXPAND NEW FACILITIES AND SERVICES TO MEET THE NEEDS OF THE COMMUNITIES WE SERVE.



JOHN E. MARTIN, SR., M.D., DIRECTOR OF WOUND CARE AT EAST GEORGIA REGIONAL MEDICAL CENTER IN STATESBORO, GEORGIA, SPEAKS WITH A PATIENT BEING TREATED IN A RECENTLY INSTALLED HYPERBARIC CHAMBER THAT IS USED FOR TREATING WOUNDS THAT DO NOT RESPOND TO NORMAL HEALING TREATMENTS.

A bone densitometer was also acquired for Seven Rivers Regional Medical Center. It provides accurate measures of bone mineral density and is useful for diagnosing and treating osteoporosis.

- A nuclear medicine camera was acquired for Fishermen's Hospital in Marathon, Florida. It analyzes kidney function and blood flow through the heart. The unit also scans a patient's lungs and detects cancers and their spread, measures thyroid function and performs a host of other functions.
- State-of-the-art Computer Aided Tomography (CT) Scanners were purchased for nine hospitals —the new replacement hospital in Carlisle, Pennsylvania; Gilmore Memorial Regional Medical Center in Amory, Mississippi; Harton Regional Medical Center in Tullahoma, Tennessee; Highlands Regional Medical Center in Sebring, Florida; Barrow Regional Medical Center in Winder, Georgia; Williamson Memorial Hospital in Williamson, West Virginia; Peace River Regional Medical Center in Port Charlotte, Florida; St. Cloud Regional Medical Center in St. Cloud, Florida; and Venice Regional Medical Center in Venice, Florida.

These advanced CT scanners provide exceptional image clarity. They enable physicians to detect many life-threatening illnesses at relatively early stages and provide more timely treatment.

Quality is a moving target that requires constant reinvestment for improvement.

- Digital Mammography Systems were installed at Seven Rivers Regional Medical Center and Midwest Regional Medical Center. These units employ revolutionary imaging technology that provide incredibly sharp images for breast cancer exams. These expenditures illustrate our commitment to women's services and the early detection of breast cancer. The Seven Rivers Regional Medical Center unit is the first of its kind in the area. Previously, women had to travel to Tampa or Orlando for this exam.

EQUIPMENT CAPITAL EXPENDITURES*
(in millions)


$55
$69
$87
$106
$117
FY02
FY03
FY04
FY05
CY06

** During 2006, HMA changed its fiscal year end from September 30 (FY) to December 31 (CY).*



HMA HOSPITALS PROVIDE A COMPREHENSIVE ARRAY OF HEALTH CARE SERVICES. KIDNEY DISEASE PATIENTS RECEIVE PERSONALIZED CARE DURING DIALYSIS TREATMENTS AT HARTON REGIONAL MEDICAL CENTER IN TULLAHOMA, TENNESSEE.

• A new laparoscopic-assisted cholecystectomy for colon cancer patients is now available at Sandhills Regional Medical Center. The new procedure features small incisions that result in less pain and fosters quicker recovery. This hospital also opened a wound care center to treat difficult wounds that resist healing, typical among diabetics.

• A new Magnetic Resonance Imaging (MRI) Center was installed at our Medical Center of Southeastern Oklahoma in Durant, Oklahoma. The Signa®MRI system has a spacious opening that helps to eliminate patient claustrophobia. It delivers exceptionally clear images for diagnosis, clinical evaluation and subsequent treatment.

• Charlotte Regional Medical Center in Punta Gorda, Florida, opened the only comprehensive dialysis center in Charlotte County, providing service 24 hours a day, seven days a week.

• Lake Norman Regional Medical Center became the first hospital in the greater Lake Norman area to offer brachytherapy, a remarkably effective treatment for prostate cancer and an alternative to more invasive surgeries.

• Peace River Regional Medical Center developed a comprehensive sports program for its Orthopedic and Rehabilitation Center.

• Sebastian River Medical Center established a diabetes self-management program last year. It provides education, monitoring and custom-tailored physical exercise programs for each participant.

EXPANSION: 2006

• We replaced the 90-year-old Carlisle Regional Medical Center with a new 225,000 square-foot, 151-bed medical center. It is equipped with the latest in medical technology, including a 64-slice CT scanner, MRI, positron emission tomography (PET) scanner and nuclear medicine imaging.

- We rebuilt a medical office building at our Charlotte Regional Medical Center that was destroyed by Hurricane Charley in 2004.
- Our Heart of Florida Regional Medical Center in Haines City, Florida, opened a new $4 million, 6,000 square foot expanded Center for Cardiac and Imaging Services.
- Davis Regional Medical Center in Statesville, North Carolina, opened an Orthopedics Center that offers patients a comprehensive approach to joint surgery, including pre-op education and pre- and post-op physical therapy.
- Lehigh Regional Medical Center opened an off-site Rehabilitation Center to provide physical, occupational and speech therapies.
- Mesquite Community Hospital in Mesquite, Texas, opened a Total Joint Center. It offers new options for orthopedic care for patients that have arthritis or require a total joint replacement or are a candidate for minimally invasive surgery.
- Peace River Regional Medical Center re-opened a Neuro-Surgical Orthopedic Center. It essentially combined the Neuro-Surgical Unit with its Rehab services to provide a convenient, comprehensive multidisciplinary unit at one location. Peace River Regional Medical Center also opened a new state-of-the-art cardiac catheterization laboratory.
- Santa Rosa Medical Center in Milton, Florida, opened a 5,000 square-foot rehabilitation center in the medical office building on the hospital's campus.
- Walton Regional Medical Center in Monroe, Georgia, purchased 68 acres in Monroe to build a replacement hospital and medical office building.
- University Medical Center in Lebanon, Tennessee, began a major expansion of its Emergency Department. The new center will encompass 12,000 square feet, roughly twice its earlier size. It will enable the hospital to treat up to 10,000 patients each year.


PHYSICIANS REGIONAL MEDICAL CENTER

ACQUIRED IN MAY 2006, PHYSICIANS REGIONAL MEDICAL CENTER — PINE RIDGE IS AN 83-BED GENERAL ACUTE CARE HOSPITAL LOCATED IN NAPLES, FLORIDA, ONE OF THE FASTEST GROWING COMMUNITIES IN THE UNITED STATES.



HMA HOSPITAL EMPLOYEES DO MORE THAN JUST CARE FOR THEIR PATIENTS IN THE HOSPITAL. THEY ARE ACTIVE IN CIVIC AND COMMUNITY ORGANIZATIONS AND DONATE THOUSANDS OF VOLUNTEER HOURS TO LOCAL CHARITIES TO IMPROVE THE QUALITY OF LIFE IN OUR COMMUNITIES.

THE GOOD CITIZEN

Whenever HMA acquires a hospital, it maintains the current employee base. As medical services are added over time, the hospital's employee base will grow commensurate with patient volumes. HMA's hospitals also increase a community's tax base as major physical expansions and renovations typically follow.

In addition to active service in many civic organizations, each hospital's employees also make sizable contributions to local charities both in the form of fundraising and donations of time and energy. A few examples of HMA's good citizenship activities follow.

LOCAL EFFORTS

- Employee volunteers from many HMA hospitals and the corporate office help to build homes for Habitat for Humanity.
- An HMA chief nursing officer was the March of Dimes' WalkAmerica Chair for Cherokee County, South Carolina.
- HMA hospital employees generously contributed to many local United Way campaigns.
- Virtually every HMA hospital hosted free public health fairs last year. Health education lectures and many health screenings were made available to community residents throughout the year.
- Highlands Regional Medical Center in Sebring, Florida, donated a defibrillator to the Sebring International Raceway. It filled a critical need inasmuch as the raceway attracts more than 150,000 spectators each year.
- Contributions for college scholarships for local students were raised in a number of HMA communities.
- Hospital employees in Mississippi raised funds to send kindergarten kids on a field trip that otherwise would have been canceled when funds ran short after Hurricane Katrina.
- Seven Rivers Regional Medical Center established a website that provides interactive tools for self-assessment tests on various medical conditions and, if necessary, provides help for prospective patients to find a highly-qualified physician.

NATIONAL SUPPORT

- Nationally-recognized health care related charities receive substantial financial support each year. Virtually every HMA hospital enters a team in the American Cancer Society's "Relay for Life" activities.
- Other activities raised sizable funds for the United Way, American Heart Association and the March of Dimes for medical research to find cures for heart disease, birth defects, leukemia, diabetes and several other major illnesses.

LONGER-TERM OUTLOOK

As we focus our attention and resources on customer service and seek to continually improve our physician and patient satisfaction results, we believe opportunities to further improve upon our success exist in 2007 and beyond.

Physicians naturally prefer to send their patients to the hospitals they regard as having the best facilities for patient care and the most modern diagnostic and surgical tools for their use.

To maintain the level of quality our physicians and patients have come to expect, we intend to continue to invest in state-of-the-art equipment and modernize our hospitals.

Further, our management flexibility may well prove the decisive factor in our future success. Our initiatives to provide doctors with opportunities to formally partner together with our hospitals to develop mutually beneficial relationships are expected to further improve the quality of care being delivered and enhance our competitive posture.

While the challenge of the uninsured remains for the entire industry, HMA has designed and, in early 2007, implemented a discount policy intended to provide greater pricing transparency and assist those in financial need.

Looking to the next several years, a sizable portion of the U.S. population, the post–World War II baby boomers, is rapidly reaching Medicare age and as the population grows older it will require increasing amounts of health care, including hospital services.

Consequently, we believe today's hospital industry, and particularly HMA, with its concentration of hospitals located in southern, retirement friendly communities, will have growth opportunities for years to come. ■



DEVELOPING EVEN BETTER PHYSICIAN RELATIONSHIPS WAS A KEY STRATEGY FOR 2006, AND HMA WILL CONTINUE TO FOSTER MUTUALLY BENEFICIAL INTERACTION BETWEEN OUR MEDICAL STAFFS AND HOSPITAL LEADERS IN 2007. THE CHIEFS OF STAFF FROM EACH HMA HOSPITAL JOINED HMA'S EXECUTIVE MANAGEMENT TEAM FOR AN INTENSIVE CONFERENCE IN 2006 TO EXCHANGE IDEAS FOR IMPROVING HEALTH CARE IN OUR COMMUNITIES.

Corporate Governance

Recognizing that effective corporate governance begins at the top, the Board of Directors and senior management continue to secure the confidence of HMA's shareholders, customers and employees by strictly adhering to the principles and standards set forth under the Sarbanes-Oxley Act. HMA continues to build upon a long history of strong corporate governance and financial disclosure and integrity.

HMA's Board of Directors delegates specific responsibilities to the following board committees: Audit Committee, Compensation Committee, Corporate Governance and Nominating Committee and an Executive Committee. In addition, the Board has adopted a Code of Business Conduct and Ethics to govern the conduct of all employees, officers and board members. During 2006, the Board met eight times.



CORPORATE OFFICERS (FRONT ROW, LEFT TO RIGHT): JOSEPH V. VUMBACCO, BURKE W. WHITMAN, JON P. VOLLMER, (BACK ROW, LEFT TO RIGHT): ROBERT E. FARNHAM, TIMOTHY R. PARRY AND PETER M. LAWSON.

AUDIT COMMITTEE

The Audit Committee assists the Board in the oversight of the accounting and financial reporting processes, compliance program, internal control procedures (including Sarbanes-Oxley Section 404) and independent audits of HMA's financial statements. This committee is comprised of four independent Board members, at least one of whom is deemed an "audit committee financial expert" in accordance with applicable SEC rules, and is required to meet a minimum of four times a year. During 2006, the Audit Committee met eight times.

COMPENSATION COMMITTEE

The Compensation Committee has direct responsibility for reviewing and approving HMA's goals and objectives relevant to the compensation of the Chief Executive Officer and other executive officers, and the evaluation of these executives in light of those goals and objectives. This committee is comprised of three independent Board members and is required to meet a minimum of three times a year. During 2006, the Compensation Committee met four times.



BOARD OF DIRECTORS (FRONT ROW, LEFT TO RIGHT): WILLIAM J. SCHOEN, VICKI A. O'MEARA, KENT P. DAUTEN, ROBERT A. KNOX, (MIDDLE ROW, LEFT TO RIGHT): JOSEPH V. VUMBACCO, DONALD E. KIERNAN, (BACK ROW, LEFT TO RIGHT): WILLIAM C. STEERE, JR., WILLIAM E. MAYBERRY, M.D. AND RANDOLPH W. WESTERFIELD, PH.D.

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

The Corporate Governance and Nominating Committee is charged with shaping HMA's corporate governance. In addition, this committee is charged with enhancing the quality of the Board by identifying and recommending qualified individuals to become directors. This committee is comprised of three independent Board members and is required to meet a minimum of three times a year. During 2006, the Corporate Governance and Nominating Committee met four times.

EXECUTIVE COMMITTEE

The Executive Committee is empowered to take such actions and have such responsibilities as the Board may determine from time to time, except for matters that are the responsibilities of another committee. This committee is comprised of five Board members and meets as the Board deems appropriate. The Executive Committee did not meet in 2006.

CORPORATE PHILOSOPHY

Our philosophy is that HMA does not stand apart from society; we are an integral part of the communities we serve, and the collective policies and actions of each HMA hospital and employee must constantly seek to assure HMA's reputation by conducting business in a manner that is consistent with the highest ethical standards and in compliance with all applicable laws.

WHERE TO FIND ADDITIONAL INFORMATION

To obtain additional information pertaining to HMA's corporate governance, including Board committee charters, Corporate Governance Principles, and the Code of Business Conduct and Ethics, or to obtain information regarding communicating directly with the Board of Directors, interested parties and shareholders can visit the Corporate Governance Section of the Investor Relations area of HMA's website located at http://www.hma-corp.com.

Hospital Locations

(at December 31, 2006)

ALABAMA

Riverview Regional Medical Center, Gadsden
Stringfellow Memorial Hospital, Anniston

ARKANSAS

Southwest Regional Medical Center, Little Rock
Summit Medical Center, Van Buren

FLORIDA

Bartow Regional Medical Center, Bartow
Brooksville Regional Hospital, Brooksville
Charlotte Regional Medical Center, Punta Gorda
Fishermen's Hospital, Marathon
Heart of Florida Regional Medical Ctr., Greater Haines City
Highlands Regional Medical Center, Sebring
Lehigh Regional Medical Center, Lehigh Acres
Lower Keys Medical Center, Key West
Pasco Regional Medical Center, Dade City
Peace River Regional Medical Center, Port Charlotte
Physicians Regional Medical Center–Pine Ridge, Naples
Santa Rosa Medical Center, Milton
Sebastian River Medical Center, Sebastian
Seven Rivers Regional Medical Center, Crystal River
Spring Hill Regional Hospital, Spring Hill
St. Cloud Regional Medical Center, St. Cloud
Venice Regional Medical Center, Venice

GEORGIA

Barrow Regional Medical Center, Winder
East Georgia Regional Medical Center, Statesboro
Walton Regional Medical Center, Monroe

KENTUCKY

Paul B. Hall Regional Medical Center, Paintsville

MISSISSIPPI

Biloxi Regional Medical Center, Biloxi
Central Mississippi Medical Center, Jackson
Gilmore Memorial Regional Medical Center, Amory
Gulf Coast Medical Center, Biloxi
Madison Regional Medical Center, Canton
Natchez Community Hospital, Natchez
Northwest Mississippi Regional Medical Ctr., Clarksdale
Rankin Medical Center, Brandon

MISSISSIPPI (CONTINUED)

Riley Hospital, Meridian
River Oaks Hospital, Flowood
Woman's Hospital at River Oaks, Flowood

MISSOURI

Poplar Bluff Regional Medical Center, Poplar Bluff
Twin Rivers Regional Medical Center, Kennett

NORTH CAROLINA

Davis Regional Medical Center, Statesville
Franklin Regional Medical Center, Louisburg
Lake Norman Regional Medical Center, Mooresville
Sandhills Regional Medical Center, Hamlet

OKLAHOMA

Medical Center of Southeastern Oklahoma, Durant
Midwest Regional Medical Center, Midwest City

PENNSYLVANIA

Carlisle Regional Medical Center, Carlisle
Heart of Lancaster Regional Medical Center, Lancaster
Lancaster Regional Medical Center, Lancaster

SOUTH CAROLINA

Carolina Pines Regional Medical Center, Hartsville
Chester Regional Medical Center, Chester
Upstate Carolina Medical Center, Gaffney

TENNESSEE

Harton Regional Medical Center, Tullahoma
Jamestown Regional Medical Center, Jamestown
University Medical Center, Lebanon

TEXAS

Medical Center of Mesquite, Mesquite
Mesquite Community Hospital, Mesquite

VIRGINIA

Lee Regional Medical Center, Pennington Gap
Mountain View Regional Medical Center, Norton

WASHINGTON

Toppenish Community Hospital, Toppenish
Yakima Regional Medical & Cardiac Center, Yakima

WEST VIRGINIA

Williamson Memorial Hospital, Williamson


Washington (2)
Pennsylvania (3)
West Virginia (1)
Virginia (2)
Missouri (2)
Kentucky (1)
North Carolina (4)
Tennessee (3)
Oklahoma (2)
Arkansas (2)
South Carolina (3)
Mississippi (11)
Alabama (2)
Georgia (3)
Texas (2)
Florida (17)

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining effective internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control system was designed under the supervision of our Chief Executive Officer and Vice Chairman and our Senior Vice President and Chief Financial Officer and with the participation of management in order to provide reasonable assurance regarding the reliability of our financial reporting and our preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

All internal control systems, no matter how well designed and tested, have inherent limitations, including, among other things, the possibility of human error, circumvention or disregard. Therefore, even those systems of internal control that have been determined to be effective can provide only reasonable assurance that the objectives of the control system are met and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision of our Chief Executive Officer and Vice Chairman and our Senior Vice President and Chief Financial Officer and with the participation of management, we conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on an assessment of such criteria, management concluded that, as of December 31, 2006, we maintained effective internal control over financial reporting.

Management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 has been audited by Ernst & Young LLP, an independent registered public accounting firm. Ernst & Young LLP's attestation report is included on the following page.

Forward Looking Statements

Certain statements contained in this report, including, without limitation, statements containing the words "believe," "anticipate," "intend," "expect," "may," "plan," "continue," "should," "project," and words of similar import, constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements may include projections of revenue, income or loss, capital expenditures, debt structure, capital structure, other financial items, statements regarding our plans and objectives for future operations and acquisitions, statements of future economic performance, statements of the assumptions underlying or relating to any of the foregoing statements, and statements which are other than statements of historical fact.

Forward-looking statements are based on our current plans and expectations and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance, achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, the risks and uncertainties identified by us under the heading "Risk Factors" in Item 1A of Part I of our Annual Report on Form 10-K for the year ended December 31, 2006 that we filed with the U.S. Securities and Exchange Commission. Furthermore, we operate in a continually changing business environment and new risk factors emerge from time to time. We cannot predict what these new risk factors might be, nor can we assess the impact, if any, of such new risk factors on our business or results of operations or the extent to which any factor or combination of factors may cause our actual results to differ materially from those expressed or implied by any of our forward-looking statements.

Undue reliance should not be placed on our forward-looking statements. Except as required by law, we disclaim any obligation to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements contained in this report in order to reflect new information, future events or other developments.

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Health Management Associates, Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Health Management Associates, Inc. maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Health Management Associates, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Health Management Associates, Inc. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Health Management Associates, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Health Management Associates, Inc. as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders' equity, and cash flows for the years ended December 31, 2006, September 30, 2005 and September 30, 2004, and the three months ended December 31, 2005, of Health Management Associates, Inc. and our report dated February 23, 2007 expressed an unqualified opinion thereon.

Ernst & Young LLP

Certified Public Accountants
Miami, Florida
February 23, 2007

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Health Management Associates, Inc.

We have audited the accompanying consolidated balance sheets of Health Management Associates, Inc. as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders' equity, and cash flows for the years ended December 31, 2006, September 30, 2005 and September 30, 2004, and the three months ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Health Management Associates, Inc. at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for the years ended December 31, 2006, September 30, 2005 and September 30, 2004, and the three months ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1(r) to the consolidated financial statements, effective October 1, 2005, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), *Share-Based Payment*, and as discussed in Note 14 to the consolidated financial statements, the Company adopted the provisions of Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements* (SAB No. 108). The Company used the one time special transition provisions of SAB No. 108 and recorded an adjustment to retained earnings effective October 1, 2005 to adjust the Company's consolidated financial statements to correct prior period errors in accounting for cash, leases and income taxes.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Health Management Associates, Inc.'s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 23, 2007 expressed an unqualified opinion thereon.

Ernst + Young LLP

Certified Public Accountants
Miami, Florida
February 23, 2007

Consolidated Statements of Income

(in thousands, except per share amounts)

	Year Ended December 31, 2006	Three Months Ended December 31, 2005	Years Ended September 30, 2005	2004
Net operating revenue	$4,056,599	$ 917,186	$3,479,568	$3,092,547
Operating expenses:				
Salaries and benefits	1,629,607	366,437	1,355,853	1,205,231
Supplies	546,737	126,065	484,986	416,460
Provision for doubtful accounts	569,541	79,733	301,159	235,887
Depreciation and amortization	188,214	40,646	151,373	129,280
Rent expense	78,459	18,555	69,897	62,229
Other operating expenses	697,472	155,932	567,665	501,942
Total operating expenses	3,710,030	787,368	2,930,933	2,551,029
Income from operations	346,569	129,818	548,635	541,518
Other income (expense):				
Gains (losses) on sales of assets and insurance recoveries, net	16,540	(7)	34,289	2,416
Interest expense	(51,297)	(4,225)	(10,854)	(16,155)
Refinancing and debt modification costs	(7,602)	–	(2,051)	–
Income from continuing operations before minority interests and income taxes	304,210	125,586	570,019	527,779
Minority interests in earnings of consolidated entities	(2,037)	(401)	(3,126)	(5,716)
Income from continuing operations before income taxes	302,173	125,185	566,893	522,063
Provision for income taxes	(117,107)	(48,679)	(212,214)	(199,710)
Income from continuing operations	185,066	76,506	354,679	322,353
Income (loss) from discontinued operations, including a gain on disposal in 2006, net of income taxes	(2,317)	(965)	(1,602)	2,746
Net income	$ 182,749	$ 75,541	$ 353,077	$ 325,099
Earnings (loss) per share:				
Basic				
Continuing operations	$ 0.77	$ 0.31	$ 1.45	$ 1.33
Discontinued operations	(0.01)	–	(0.01)	0.01
Net income	$ 0.76	$ 0.31	$ 1.44	$ 1.34
Diluted				
Continuing operations	$ 0.76	$ 0.31	$ 1.43	$ 1.31
Discontinued operations	(0.01)	–	(0.01)	0.01
Net income	$ 0.75	$ 0.31	$ 1.42	$ 1.32
Dividends per share	$ 0.24	$ –	$ 0.18	$ 0.12
Weighted average number of shares outstanding:				
Basic	240,723	240,964	245,538	242,725
Diluted	243,340	244,697	248,976	246,826

See accompanying notes.

Consolidated Balance Sheets
(in thousands, except per share amounts)

	December 31, 2006	December 31, 2005
ASSETS		
Current assets:		
Cash and cash equivalents	$ 66,814	$ 69,909
Accounts receivable, less allowances for doubtful accounts of $526,881 and $293,292 at December 31, 2006 and 2005, respectively	581,805	660,660
Accounts receivable – other	51,750	43,499
Supplies, at cost (first-in, first-out method)	107,627	89,789
Prepaid expenses, including prepaid and recoverable income taxes	43,164	49,960
Restricted funds	20,609	15,908
Deferred income taxes	94,206	—
Assets of discontinued operations	46,029	80,557
Total current assets	1,012,004	1,010,282
Property, plant and equipment:		
Land and improvements	169,473	127,701
Buildings and improvements	1,781,457	1,516,440
Leasehold improvements	144,937	133,715
Equipment	1,089,454	920,248
Construction in progress	227,220	187,029
	3,412,541	2,885,133
Accumulated depreciation and amortization	(984,555)	(806,259)
Net property, plant and equipment	2,427,986	2,078,874
Restricted funds	58,986	45,700
Goodwill	915,326	851,396
Deferred charges and other assets	76,650	104,972
Total assets	$4,490,952	$4,091,224
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 154,229	$ 128,193
Accrued payroll and related taxes	84,266	77,867
Accrued expenses and other liabilities	165,971	103,756
Due to third party payors	21,859	22,820
Deferred income taxes	—	12,695
Current maturities of long-term debt and capital lease obligations	44,657	585,105
Liabilities of discontinued operations	1,039	1,359
Total current liabilities	472,021	931,795
Deferred income taxes	109,790	116,592
Other long-term liabilities	149,882	113,254
Long-term debt and capital lease obligations, less current maturities	1,297,047	619,179
Minority interests in consolidated entities	56,090	46,229
Total liabilities	2,084,830	1,827,049
Stockholders' equity:		
Preferred stock, $0.01 par value, 5,000 shares authorized, none issued	—	—
Common stock, Class A, $0.01 par value, 750,000 shares authorized, 275,025 and 273,148 shares issued at December 31, 2006 and 2005, respectively	2,750	2,731
Accumulated other comprehensive income (loss), net of income taxes	654	(88)
Additional paid-in capital	632,037	578,961
Retained earnings	2,329,756	2,204,884
	2,965,197	2,786,488
Less: treasury stock, 34,318 and 32,500 shares of common stock, at cost, at December 31, 2006 and 2005, respectively	(559,075)	(522,313)
Total stockholders' equity	2,406,122	2,264,175
Total liabilities and stockholders' equity	$4,490,952	$4,091,224

See accompanying notes.

Consolidated Statements of Stockholders' Equity

(in thousands)

	Common Stock		Accumulated Other Comprehensive Income (Loss), net	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Totals
	Shares	Par Value					
Balances at October 1, 2003	262,705	$2,627	$ –	$399,782	$1,535,322	$(300,656)	$1,637,075
Net income	–	–	–	–	325,099	–	325,099
Exercises of stock options and issuances of stock incentive plan shares	3,276	33	–	27,356	–	–	27,389
Stock-based compensation expense	–	–	–	3,300	–	–	3,300
Income tax benefits from exercises of stock options and issuances of stock incentive plan shares	–	–	–	14,832	–	–	14,832
Dividends declared	–	–	–	–	(29,685)	–	(29,685)
Balances at September 30, 2004	265,981	2,660	–	445,270	1,830,736	(300,656)	1,978,010
Comprehensive income:							
Net income	–	–	–	–	353,077	–	353,077
Unrealized gains on available-for-sale securities, net	–	–	128	–	–	–	128
Total comprehensive income							353,205
Exercises of stock options and issuances of stock incentive plan shares	4,625	46	–	62,711	–	–	62,757
Stock-based compensation expense	–	–	–	2,416	–	–	2,416
Income tax benefits from exercises of stock options and issuances of stock incentive plan shares	–	–	–	14,747	–	–	14,747
Purchases of treasury stock, at cost	–	–	–	–	–	(78,256)	(78,256)
Dividends declared	–	–	–	–	(43,420)	–	(43,420)
Balances at September 30, 2005	270,606	2,706	128	525,144	2,140,393	(378,912)	2,289,459
Cumulative effect adjustment (see Note 14)	–	–	–	–	(11,050)	–	(11,050)
Balances at October 1, 2005	270,606	2,706	128	525,144	2,129,343	(378,912)	2,278,409
Comprehensive income:							
Net income	–	–	–	–	75,541	–	75,541
Unrealized losses on available-for-sale securities, net	–	–	(216)	–	–	–	(216)
Total comprehensive income							75,325
Exercises of stock options and issuances of stock incentive plan shares	2,542	25	–	31,562	–	–	31,587
Stock-based compensation expense	–	–	–	5,193	–	–	5,193
Income tax benefits from exercises of stock options and issuances of stock incentive plan shares and other matters	–	–	–	17,062	–	–	17,062
Purchases of treasury stock, at cost	–	–	–	–	–	(143,401)	(143,401)
Balances at December 31, 2005	273,148	2,731	(88)	578,961	2,204,884	(522,313)	2,264,175
Comprehensive income:							
Net income	–	–	–	–	182,749	–	182,749
Unrealized gains on available-for-sale securities, net	–	–	742	–	–	–	742
Total comprehensive income							183,491
Exercises of stock options and issuances of stock incentive plan shares	1,877	19	–	22,432	–	–	22,451
Stock-based compensation expense	–	–	–	18,330	–	–	18,330
Income tax benefits from exercises of stock options and issuances of stock incentive plan shares and other matters	–	–	–	1,796	–	–	1,796
Fair value change in convertible senior subordinated note conversion feature	–	–	–	10,518	–	–	10,518
Purchases of treasury stock, at cost	–	–	–	–	–	(36,762)	(36,762)
Dividends declared	–	–	–	–	(57,877)	–	(57,877)
Balances at December 31, 2006	275,025	$2,750	$ 654	$632,037	$2,329,756	$(559,075)	$2,406,122

See accompanying notes.

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31, 2006	Three Months Ended December 31, 2005	Years Ended September 30, 2005	Years Ended September 30, 2004
Cash flows from operating activities:				
Net income	$ 182,749	$ 75,541	$ 353,077	$ 325,099
Adjustments to reconcile net income to net cash provided by continuing operating activities:				
Depreciation and amortization	188,214	40,646	151,373	129,280
Provision for doubtful accounts	569,541	79,733	301,159	235,887
Stock-based compensation expense	18,330	5,193	2,416	3,300
Minority interests in earnings of consolidated entities	2,037	401	3,126	5,716
(Gains) losses on sales of assets and insurance recoveries, net	(16,540)	7	(34,289)	(2,416)
Write-off of deferred financing costs	4,628	–	–	–
Non-deferred financing costs	2,974	–	2,051	–
Deferred income tax (benefit) expense	(104,498)	(3,888)	38,380	79,120
Changes in assets and liabilities of continuing operations, net of the effects of acquisitions:				
Accounts receivable	(499,222)	(106,460)	(331,838)	(338,454)
Supplies	(13,675)	(749)	(6,527)	(6,688)
Prepaid expenses	6,752	65,787	(9,554)	(21,500)
Deferred charges and other long-term assets	3,259	(7,953)	8,380	(4,681)
Accounts payable	27,823	(17,412)	29,534	(106)
Accrued expenses and other current liabilities	41,891	(11,406)	44,806	16,187
Other long-term liabilities	32,489	(3,931)	(609)	32,791
Equity compensation excess income tax benefit	(1,369)	(4,239)	–	–
(Income) loss from discontinued operations, net	2,317	965	1,602	(2,746)
Net cash provided by continuing operating activities	447,700	112,235	553,087	450,789
Cash flows from investing activities:				
Acquisitions, net of cash acquired and purchase price adjustments	(184,870)	(89,044)	(341,990)	(517,944)
Additions to property, plant and equipment	(338,536)	(74,251)	(271,194)	(196,606)
Proceeds from sales of assets and insurance recoveries	6,051	11,259	40,212	10,304
Proceeds from sale of discontinued operations	37,196	–	–	–
(Increases) decreases in restricted funds, net	(18,495)	19,883	(10,856)	(39,400)
Net cash used in investing activities	(498,654)	(132,153)	(583,828)	(743,646)
Cash flows from financing activities:				
Proceeds from long-term debt	866,948	195,000	212,185	290,751
Principal payments on debt and capital lease obligations	(743,473)	(1,148)	(166,686)	(287,904)
Purchases of treasury stock	(36,762)	(159,833)	(61,824)	–
Proceeds from exercises of stock options	22,451	31,587	62,757	27,389
Payments of financing costs	(3,568)	–	(3,498)	(1,815)
Cash distributions to minority shareholders	(1,776)	–	(667)	–
Equity compensation excess income tax benefit	1,369	4,239	–	–
Payments of cash dividends	(57,877)	(14,726)	(38,632)	(19,789)
Payments to collateralize a letter of credit	–	(8,250)	(16,000)	–
Net cash provided by (used in) financing activities	47,312	46,869	(12,365)	8,632
Net increase (decrease) in cash and cash equivalents before discontinued operations	(3,642)	26,951	(43,106)	(284,225)
Net increase (decrease) in cash and cash equivalents from discontinued operations:				
Operating activities	2,358	938	11,155	7,213
Investing activities	(1,715)	(315)	(2,359)	(5,054)
Financing activities	(96)	(24)	(61)	(326)
Net increase (decrease) in cash and cash equivalents	(3,095)	27,550	(34,371)	(282,392)
Cash and cash equivalents at beginning of the period	69,909	42,359	112,946	395,338
Cash and cash equivalents at end of the period	$ 66,814	$ 69,909	$ 78,575	$ 112,946
Supplemental disclosures of cash flow information:				
Cash paid during the period for:				
Interest	$ 49,517	$ 1,716	$ 15,302	$ 13,420
Income taxes (net of refunds)	$ 199,049	$ 2,880	$ 155,510	$ 127,188
Supplemental schedule of non-cash financing activities:				
Reduction in long-term debt and corresponding increase in additional paid-in capital due to a debt modification	$ 10,518	$ –	$ –	$ –

See accompanying notes.

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Health Management Associates, Inc. (the "Company") and its subsidiaries provide health care services to patients in owned and leased facilities located primarily in the southeastern and southwestern United States. As of December 31, 2006, the Company operated 60 general acute care hospitals in 16 states, with a total of 8,589 licensed beds. At such date, seventeen and eleven of the Company's hospitals were located in Florida and Mississippi, respectively. Historically, the Company also operated two psychiatric hospitals in Florida with a total of 184 licensed beds; however, such hospitals were sold on September 1, 2006. See Notes 2 and 12 for information concerning the Company's recent acquisition and divestiture activity.

Effective March 1, 2006, the Company's Board of Directors approved a change in fiscal year end from September 30 to December 31. In connection with this change and regulations promulgated by the Securities and Exchange Commission, included herein are audited consolidated financial statements (i) as of and for the year ended December 31, 2006 (the "2006 Calendar Year"), (ii) as of and for the three months ended December 31, 2005 (the "2005 Three Month Period"), (iii) the year ended September 30, 2005 (the "2005 Fiscal Year") and (iv) the year ended September 30, 2004 (the "2004 Fiscal Year").

Unless specifically indicated otherwise, all amounts and percentages presented in the notes below are exclusive of the Company's discontinued operations, which include Williamson Memorial Hospital in Williamson, West Virginia, Southwest Regional Medical Center in Little Rock, Arkansas; Summit Medical Center in Van Buren, Arkansas and certain affiliated entities, that, subject to regulatory approvals and other conditions customary to closing, the Company intends to sell or sublease during 2007. Discontinued operations also include the psychiatric hospitals in Tequesta, Florida (SandyPines) and Orlando, Florida (University Behavioral Center) that were sold, along with certain dormant real property, on September 1, 2006. See Note 12 for information regarding these completed and pending divestitures.

Certain amounts in the consolidated financial statements have been reclassified in prior years to conform to the current year presentation.

The Company consistently applies the accounting policies described below.

a. Principles of consolidation. The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are controlled by the Company through majority voting control. All significant intercompany accounts and transactions have been eliminated. The Company uses the equity method of accounting for investments in entities in which it exhibits significant influence, but not control, and has an ownership interest of 50% or less.

For consolidation and variable interest entity disclosure purposes, management evaluates circumstances wherein the Company might absorb a majority of an entity's expected losses, receive a majority of an entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in such entity; however, no such entities that would be material to the Company's consolidated financial position or results of operations have been identified.

b. Cash equivalents. The Company considers all highly liquid investments purchased with a maturity of less than three months to be cash equivalents. The Company's cash equivalents consist principally of investment grade financial instruments.

c. Property, plant and equipment. Property, plant and equipment are stated at cost and include major expenditures that extend an asset's useful life. Ordinary repair and maintenance costs (e.g., medical equipment adjustments, painting, cleaning, etc.) are expensed as incurred. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the underlying assets. Estimated useful lives for buildings and improvements range from twenty to forty years and for equipment range from three to ten years. Leasehold improvements, capital lease assets and other assets of a similar nature are generally amortized on a straight-line basis over the shorter of the term of the respective lease or the useful life of the underlying asset. Depreciation expense was approximately $182.5 million, $39.7 million, $143.6 million and $124.2 million for the 2006 Calendar Year, the 2005 Three Month Period, the 2005 Fiscal Year and the 2004 Fiscal Year, respectively.

d. Goodwill, deferred charges and long-lived assets. Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*, requires that goodwill (i.e., the excess of cost over acquired net assets) and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment annually or whenever circumstances indicate that a possible impairment might exist. When performing the impairment test, the Company initially compares the fair values of its reporting units' net assets to the corresponding carrying amounts on the consolidated balance sheet. If the fair value of a reporting unit's net assets is less than the balance sheet carrying amount, management determines the implied fair value of goodwill, compares such fair value to the reporting unit's goodwill carrying amount and, if necessary, records a goodwill impairment charge. Reporting units are one level below the operating segment level (see Note 1(n)). Therefore, after consideration of SFAS No. 142's aggregation rules, the Company's goodwill impairment testing is performed at a divisional operating level. Goodwill is discretely allocated to the Company's reporting units (i.e., each hospital's goodwill is included as a component of the aggregate reporting unit goodwill being evaluated during the impairment analysis).

Deferred charges and other assets include deferred financing costs. Gross financing costs, which aggregated approximately $15.7 million and $20.9 million at December 31, 2006 and 2005, respectively, are being amortized over the life of the related debt. Accumulated amortization of deferred financing costs was approximately $3.1 million and $3.2 million at December 31, 2006 and 2005, respectively. As a result of certain transactional activity subsequent to December 31, 2006, approximately $0.8 million of unamortized deferred financing costs will be written off by the Company during the quarter ending March 31, 2007 (see Note 17).

When events, circumstances or operating results indicate that the carrying values of long-lived assets and related identifiable intangible assets (excluding goodwill) that are expected to be held and used might be impaired, management prepares projections of the undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the projections indicate that the recorded amounts are not expected to be recoverable, such long-lived assets are reduced to their estimated fair values, as determined by management through various discrete valuation analyses, and the Company records an impairment charge.

Long-lived assets to be disposed of are reported at the lower of their carrying amounts or fair value less estimated costs to sell. The estimates of fair value are generally based on recent sales of similar assets, pending disposition transactions and market responses based upon discussions with, and offers received from, potential buyers.

There were no long-lived asset or goodwill impairment charges that were material to the Company's consolidated financial position or income from continuing operations during the periods presented herein; however, the Company recognized a long-lived asset and goodwill impairment charge of $15.0 million in discontinued operations during the 2006 Calendar Year (see Note 12).

e. Use of estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from these estimates.

f. Net operating revenue and cost of revenue. The Company records gross patient service charges on the accrual basis in the period that the services are rendered. Net operating revenue represents gross patient service charges less provisions for contractual adjustments. Approximately 56%, 57%, 59% and 58% of gross patient service charges for the 2006 Calendar Year, the 2005 Three Month Period, the 2005 Fiscal Year and the 2004 Fiscal Year, respectively, related to services rendered to patients covered by Medicare and various state Medicaid programs. Payments for services rendered to patients covered by these programs are generally less than billed charges. Provisions for contractual adjustments are made to reduce the charges to these patients to estimated cash receipts based on the programs' principles of payment/reimbursement (i.e., either prospectively determined or retrospectively determined costs). Final settlements under these programs are subject to administrative review and audit and, accordingly, the Company periodically provides reserves for the adjustments that may ultimately result therefrom. Such adjustments were not material to the Company's consolidated operations during the periods presented herein. Laws, rules and regulations governing the Medicare and Medicaid programs are extremely complex and subject to interpretation. As a result, recorded estimates may change in the future and such changes in estimates, if any, will be recorded in the Company's operating results in the period they are identified by management. Revenue and receivables from government programs are significant to the Company's operations; however, management does not believe that there are significant credit risks associated with such programs. There are no other significant concentrations of revenue or accounts receivable with any individual payor that subject the Company to significant credit or other risks.

Estimates for contractual allowances under managed care health plans are based primarily on the payment terms of contractual arrangements, such as predetermined rates per diagnosis, per diem rates or discounted fee for service rates.

Net operating revenue is presented net of provisions for contractual adjustments of approximately $9,701 million, $2,144 million, $8,148 million and $6,812 million for the 2006 Calendar Year, the 2005 Three Month Period, the 2005 Fiscal Year and the 2004 Fiscal Year, respectively. In the ordinary course of business, the Company provides services to patients who are financially unable to pay for their care. Accounts written off as charity and indigent care are not recognized in net operating revenue. The policy and practice at each of the Company's hospitals is to write off a patient's entire account balance upon determining that the patient qualifies under a hospital's charity care and/or

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

indigent policy. Based on established rates, the foregone charges for charity and indigent care patient services aggregated approximately $583.5 million, $147.4 million, $532.2 million and $396.6 million for the 2006 Calendar Year, the 2005 Three Month Period, the 2005 Fiscal Year and the 2004 Fiscal Year, respectively.

In light of a recent class action lawsuit settlement that involved billings to uninsured patients (see Note 13), the Company began discounting its gross charges to uninsured patients for non-elective procedures by forty to sixty percent in early 2007. As discussed at Note 1(g), the Company also recently changed its policy for establishing accounts receivable reserves. Although there can be no assurances, management believes that the expected prospective reduction in net operating revenue from uninsured patients will be largely offset by correspondingly lower provisions for doubtful accounts.

The presentation of costs and expenses does not differentiate between cost of revenue and non-cost of revenue because substantially all of the Company's costs and expenses are related to providing health care services. Furthermore, management believes that the natural classification of expenses is a more meaningful presentation of the Company's cost of doing business.

g. Accounts receivable and allowances for doubtful accounts. The Company grants credit without requiring collateral from its patients, most of whom live in the area where the Company's hospitals are located and are insured under third party payor agreements. The Company does not charge interest on past due accounts receivable (such delinquent accounts are identified by reference to contractual or other payment terms). The credit risk for non-governmental program accounts receivable is limited due to the large number of insurance companies and other payors that provide payment and reimbursement for patient services. Accounts receivable are reported net of estimated allowances for doubtful accounts.

Collection of accounts receivable from third party payors and patients is the Company's primary source of cash and is critical to its successful operating performance. Collection risks principally relate to uninsured patient accounts and patient accounts for which the primary insurance payor has paid, but patient responsibility amounts (generally deductibles and co-payments) remain outstanding. Provisions for doubtful accounts are primarily estimated based on cash collection analyses by payor classification and the age of the patient's account. When considering the adequacy of allowances for doubtful accounts, accounts receivable balances are routinely reviewed in conjunction with historical collection rates, health care industry trends/indicators and other business and economic conditions that might ultimately affect the collectibility of patient accounts. Accounts receivable are written off after collection efforts have been pursued in accordance with the Company's policies and procedures. Accounts written off as uncollectible are deducted from the allowance for doubtful accounts and subsequent recoveries are netted against the provision for doubtful accounts. Changes in payor mix, general economic conditions or trends in federal and state governmental health care coverage could adversely affect the Company's accounts receivable collections, cash flows and results of operations.

Effective June 30, 2005, the Company modified its allowance for doubtful accounts reserve policy for self-pay accounts in order to reserve 100% of those accounts that had aged 120 days or more from date of discharge (prior thereto such accounts were reserved at 150 days). This policy modification reflected reduced cash collections from self-pay patients and increases in uninsured and underinsured patient service volume that was being experienced both by the Company and the hospital industry as a whole. In light of these industry trends, management concluded that reserving self-pay accounts at 120 days was appropriate. As a result of this policy modification, the Company recognized an increase in its provision for doubtful accounts of approximately $37.5 million during the 2005 Fiscal Year. This change in accounting estimate reduced net income and diluted earnings per share by approximately $23.3 million and $0.09, respectively, during the 2005 Fiscal Year.

As a result of (i) recently completed cash collection analyses, (ii) additional deterioration in the Company's self-pay accounts receivable balances and (iii) continuing self-pay growth trends being experienced by both the Company and the hospital industry as a whole, management concluded that it was necessary to, among other things, reserve a greater portion of self-pay accounts at the date of service. Accordingly, during the quarter ended December 31, 2006, the Company further modified its reserve policy for self-pay patients in order to reserve those accounts at 75% when the services are rendered and, consistent with the Company's other commercial and governmental payors, 100% when the account ages 300 days from the date of discharge. As a result of this 2006 policy modification, the Company recognized increases in its provisions for doubtful accounts from continuing operations and discontinued operations of approximately $200.0 million and $5.4 million, respectively, during the 2006 Calendar Year. This change in accounting estimate reduced net income and diluted earnings per share by approximately $125.9 million and $0.52, respectively, during the 2006 Calendar Year.

h. Professional liability claims. Reserves for self-insured professional liability risks are determined using asserted and unasserted claim data that has been accumulated by the Company's incident reporting system, as well as independent third party actuarial analyses that are predicated on the Company's historical loss payment patterns and industry trends. Such long-term liabilities have been discounted to their estimated present value. Management selects a discount rate by estimating a risk-free interest rate that corresponds to the period when the claims are projected to be paid. The discounted reserves are periodically reviewed and adjustments thereto are recorded as more information about claim trends becomes known to management and the Company's actuary. Adjustments to the reserves are recognized in the Company's operating results in the period that the change in estimate is identified. See Note 10 for further discussion of the Company's professional liability risks and related matters.

i. Self-insured workers' compensation and health and welfare programs. The Company provides income continuance and certain reimbursable health costs (collectively "workers' compensation") to its disabled employees and provides health and welfare benefits to its employees, their spouses and certain beneficiaries. While such employee benefit programs are primarily self-insured, stop-loss insurance policies are maintained in amounts deemed appropriate by management. Nevertheless, there can be no assurances that the amount of stop-loss insurance coverage will be adequate for the Company's workers' compensation and health and welfare programs. At the end of each reporting period, the Company records estimated liabilities for both reported and incurred but not reported workers' compensation and health and welfare claims based upon historical loss experience, independent actuarial determinations and other information provided by the Company's third party administrators. Long-term liabilities for the workers' compensation program are discounted to their estimated present value using a discount rate selected by management that represents an estimated risk-free interest rate corresponding to the period when such benefits are projected to be paid. Management believes that the estimated liabilities for these self-insured programs are adequate and reasonable but there can be no assurances that the ultimate liability will not exceed management's estimates. If the costs of these programs exceed management's estimates, the liabilities could be materially adversely affected.

j. Restricted funds. Restricted funds are primarily short-term commercial paper, interest-bearing cash deposits and mutual fund investments held by the Company's wholly owned captive insurance subsidiary, which is domiciled in the Cayman Islands. These funds are used to buy reinsurance/excess insurance policies and pay losses and loss expenses of such subsidiary. The investments have been designated by management as available-for-sale securities, as defined in SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities.* The fair values of such securities are generally based on quoted market prices. Changes in temporary unrealized gains and losses are recorded as adjustments to other comprehensive income, net of income taxes. Periodically, management performs an evaluative assessment of individual securities in order to determine whether declines in fair value are other than temporary. Management considers various quantitative, qualitative and judgmental factors when performing its evaluation, including, but not limited to, the nature of the security being analyzed and the length of time and extent to which a security's fair value is below its historical cost. During the periods presented herein, there were no other than temporary declines in available-for-sale securities. The historical cost basis of securities that are sold is calculated by utilizing the weighted average cost method. The current and long-term classification of restricted funds is based on the timing of the corresponding professional liability claim payments by the Company's captive insurance subsidiary. See Notes 9 and 10.

k. Fair value of financial instruments. SFAS No. 107, *Disclosure About Fair Value of Financial Instruments,* requires certain disclosures regarding the fair value of financial instruments. Cash and cash equivalents, net accounts receivable, accounts payable and accrued liabilities are reflected in the consolidated financial statements at fair value due to the short-term nature of these instruments. The fair values of long-term debt and restricted funds, which are disclosed at Note 3 and Note 9, respectively, are generally determined by reference to quoted market prices.

l. Minority interests in consolidated entities. The consolidated financial statements include all assets, liabilities, revenue and expenses of certain entities that are controlled by the Company but not wholly owned. Accordingly, the Company has recorded minority interests in the earnings and equity of such entities to reflect the ownership interests of the minority shareholders.

m. Income taxes. The Company accounts for income taxes pursuant to SFAS No. 109, *Accounting for Income Taxes.* Deferred income tax assets and liabilities are determined based upon differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are expected to apply to taxable income in the periods in which the underlying deferred tax asset or liability is expected to be realized or settled.

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Management must make estimates when recording the Company's provision for income taxes, including conclusions regarding deferred tax assets and deferred tax liabilities, as well as valuation allowances that might be required to offset deferred tax assets. Management estimates valuation allowances to reduce deferred tax assets to the amount it believes is more likely than not to be realized in future periods. When establishing valuation allowances, management considers all relevant information, including ongoing tax planning strategies. Management adjusts valuation allowance estimates and records the impact of such changes within the Company's income tax provision in the period that management determines that the probability of deferred tax asset realization has changed.

The Company operates in multiple states with varying tax laws and is subject to both federal and state audits of its tax filings. Management estimates tax reserves in order to adequately cover audit adjustments, if any. Actual audit results could vary from the estimates recorded by the Company. Recorded tax reserves and the changes therein are not material to the Company's consolidated financial position or its results of operations during the periods presented herein.

During June 2006, the Financial Accounting Standards Board (the "FASB") issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109*, ("FIN 48"). Among other things, FIN 48 prescribes a minimum recognition threshold that an income tax position must meet before it is recorded in the reporting entity's financial statements. FIN 48 requires that the effects of such income tax positions be recognized only if, as of the balance sheet reporting date, it is "more likely than not" (i.e., more than a fifty percent likelihood) that the income tax position will be sustained based solely on its technical merits. When making this assessment, management must assume that the responsible taxing authority will examine the income tax position and have full knowledge of all relevant facts and other pertinent information. The new accounting guidance also clarifies the method of accruing for interest and penalties when there is a difference between the amount claimed, or expected to be claimed, on a company's income tax returns and the benefits recognized in the financial statements. Additionally, FIN 48 requires significant new and expanded footnote disclosures in all annual periods.

The Company is required to adopt FIN 48 with an effective date of January 1, 2007. Implementation adjustments, if any, will be treated as a change in accounting principle and will be reflected as a cumulative effect adjustment to retained earnings on such date. Retrospective application of FIN 48 is prohibited. Due to the recent issuance of FIN 48 and the complex analyses required thereunder, management has not yet determined the impact that such accounting guidance will have on the Company's consolidated financial position, results of operations and footnote disclosures; however, there will be no material impact on the consolidated statements of cash flows.

n. Segment reporting. SFAS No. 131, *Disclosures About Segments of an Enterprise and Related Information*, requires that a company with publicly traded debt or equity securities report annual and interim financial and descriptive information about its reportable operating segments. Operating segments are components of an enterprise for which separate financial information is available and such information is evaluated regularly by the chief operating decision maker when deciding how to allocate resources and assess performance. SFAS No. 131 allows aggregation of similar operating segments into a single operating segment if the businesses have similar economic characteristics and are otherwise considered similar. The Company's general acute care hospital operating segments, which provide health care services to patients in owned and leased facilities, have similar services and types of patients, operate in a consistent manner and have similar economic and regulatory characteristics. Accordingly, such operating segments have been aggregated into a single reportable segment. During the periods presented herein, the Company's other reportable segment does not meet SFAS No. 131's quantitative threshold for separate financial statement disclosure. See note 15 for further segment reporting information.

o. Discontinued operations. SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, requires that a component of an entity be reported as discontinued operations if, among other things, such component (i) has been disposed of or is classified as held for sale, (ii) has operations and cash flows that can be clearly distinguished from the rest of the reporting entity and (iii) will be eliminated from the ongoing operations of the reporting entity. In the period that a component of the Company meets the SFAS No. 144 criteria, the results of operations for current and prior periods are reclassified to a single caption entitled discontinued operations and the corresponding assets and liabilities of the discontinued operations are segregated on the balance sheets.

p. Physician and physician group guarantees. The Company is committed to providing certain financial assistance pursuant to recruiting arrangements and professional services agreements with physicians and physician groups practicing in the communities that its hospitals serve. At December 31, 2006, the Company was committed to non-cancelable guarantees of approximately $18.0 million under such arrangements. The actual amounts advanced will depend on the financial results of each physician's or physician group's private practice during the contractual measurement periods, which generally do not exceed one year. Amounts advanced under these agreements are considered to be loans. Provided that the physician or physician group remains affiliated with the Company's hospital, the loan is generally forgiven on a pro rata basis over a period of 12 to 24 months.

In November 2002, the FASB issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34* ("FIN 45"). FIN 45 elaborated on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarified that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing such guarantee. On November 10, 2005, FASB Staff Position FIN No. 45-3, *Application of FASB Interpretation No. 45 to Minimum Revenue Guarantees Granted to a Business or Its Owners*, ("FIN 45-3") was issued. FIN 45-3 requires that a guarantor apply the recognition, measurement and disclosure provisions of FIN 45 to guarantees granted to a business or its owners that the revenue of the business (or a specific portion of the business) for a specified period of time would be at least a specified minimum amount (i.e., a minimum revenue guarantee).

FIN 45-3 applies to all of the Company's minimum revenue guarantees issued or modified after December 31, 2005. Retroactive application of FIN 45-3 was not permitted. Accordingly, for contracts or contract modifications executed on or before December 31, 2005, the Company expenses physician and physician group advances as they are incurred. For contracts and contract modifications executed thereafter, the estimated guarantee costs are capitalized at the inception of the contract or the date of the contract modification. The Company then amortizes such costs over the remaining life of the contract, including, if applicable, the physician retention period. Estimated guarantee cost liabilities are predicated on historical payment patterns, industry trends and the related hospital's regional economic conditions, as well as an evaluation of the facts and circumstances germane to the individual contract/modification under review. There can be no assurances that these estimates will be adequate to provide for the Company's guarantee costs. Adjustments to estimated liabilities are recognized in the consolidated financial statements in the period that the change in estimate is identified. Management believes that the estimated liabilities for physician and physician group guarantees that are recorded in the consolidated balance sheet (aggregating approximately $6.1 million at December 31, 2006) are adequate and reasonable; however, there can be no assurances that the ultimate liability will not exceed management's estimates. If the costs of these programs exceed management's estimates, the liabilities could materially increase.

The adoption of FIN 45-3 increased diluted earnings per share by approximately $0.01 during the 2006 Calendar Year.

q. Comprehensive income. SFAS No. 130, *Reporting Comprehensive Income*, established standards for reporting comprehensive income and its components. SFAS No. 130 defines comprehensive income as the change in the equity of a business enterprise from transactions and other events and circumstances that relate to non-owner sources. The Company's accumulated other comprehensive income (loss) was as follows (in thousands):

December 31,	2006	2005
Unrealized gain (loss) on available for sale securities, net	$1,006	$ (135)
Income tax benefit (expense)	(352)	47
	$ 654	$ (88)

r. Stock-based compensation. On December 16, 2004, the FASB issued SFAS No. 123 (revised 2004), *Share-Based Payment*, ("SFAS No. 123(R)"), which superseded SFAS No. 123, *Accounting for Stock-Based Compensation*, and Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees*, and its related interpretations. SFAS No. 123(R) also amended SFAS No. 95, *Statement of Cash Flows*. Generally, SFAS No. 123(R) is similar to SFAS No. 123; however, SFAS No. 123(R) requires that the fair value of all share-based payments to employees, including awards of employee stock options, be measured on their grant date and either recognized as expense in the income statement over the requisite service period or, if appropriate, capitalized and amortized. Pro forma disclosure of the effects of stock-based compensation, as previously provided under SFAS No. 123, is no longer permitted. Additionally, SFAS No. 123(R) requires that the benefits of tax deductions in excess of recognized compensation cost be reported as a financing cash flow item rather than as an operating cash flow item.

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

The Company adopted SFAS No. 123(R) on October 1, 2005 and elected the modified prospective methodology thereunder. As prescribed by this transitional methodology, prior periods have not been restated. Moreover, pursuant to the requirements of the modified prospective methodology, compensation expense is recognized for (i) all stock-based awards granted or modified after September 30, 2005 and (ii) the portion of previously granted outstanding awards for which the requisite service had not been rendered as of the SFAS No. 123(R) adoption date.

Prior to October 1, 2005, the Company elected to utilize the intrinsic value method, as prescribed by APB Opinion No. 25, to account for stock-based compensation arrangements. Because all employee and director stock options that were granted had an exercise price equal to the market price of the underlying stock on the date of grant, no stock option compensation expense was previously recognized under APB Opinion No. 25. As a result of adopting SFAS No. 123(R), income from continuing operations and net income for the 2006 Calendar Year were lower by approximately $10.4 million and $6.4 million, respectively, than if the Company had continued to account for stock-based compensation under APB Opinion No. 25. The corresponding lower amounts for the 2005 Three Month Period were approximately $3.3 million and $2.0 million, respectively. Earnings per share (both basic and diluted) for the 2006 Calendar Year and the 2005 Three Month Period were lower by $0.03 and $0.01, respectively, under SFAS No. 123(R) when compared to APB Opinion No. 25.

Had the Company adopted SFAS No. 123(R) in prior periods, the impact of such accounting pronouncement would have approximated that which is described in the table below. For purposes of pro forma disclosure, the estimated fair values of stock options were determined using a Black-Scholes option valuation model and were amortized to expense on a straight-line basis over the underlying option's vesting period. The Company's pro forma information, which is not recorded in the consolidated financial statements, is as follows (in thousands, except per share data):

Years Ended September 30,	2005	2004
Net income, as reported	$353,077	$325,099
Deduct: Incremental stock-based employee compensation expense determined under a fair value method, net of income taxes	(11,431)	(11,791)
Pro forma net income	$341,646	$313,308
Pro forma net income per share:		
Basic – as reported	$ 1.44	$ 1.34
Basic – pro forma	1.39	1.29
Diluted – as reported	1.42	1.32
Diluted – pro forma	1.37	1.28

See Note 8 for further discussion of stock-based compensation.

s. Recent accounting pronouncements.

Fair Value Measurements. During September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*, ("SFAS No. 157"), which, among other things, established a framework for measuring fair value and required supplemental disclosures about such fair value measurements. The modifications to current practice resulting from the application of this new accounting pronouncement primarily relate to the definition of fair value and the methods used to measure fair value. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within the year of adoption. In certain circumstances, early adoption is permissible. Management is currently evaluating when to adopt SFAS No. 157; however, management does not believe that the adoption of this new accounting standard will materially impact the Company's financial position or results of operations.

Conditional Asset Retirement Obligations. In March 2005, the FASB issued Interpretation No. 47, *Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143*, ("FIN 47"), which requires a company to recognize a liability for the fair value of a legal obligation to perform asset retirement activities that are conditional on a future event if the amount can be reasonably estimated. FIN 47 clarifies that conditional obligations meet the definition of an asset retirement obligation in SFAS No. 143, *Accounting for Asset Retirement Obligations*, and, therefore, should be recognized if their fair value is reasonably estimable. The Company adopted FIN 47 as of December 31, 2005; however, the adoption of this accounting guidance did not have a material effect on the Company's consolidated financial position or results of operations.

Other Accounting Guidance. On December 15, 2003, the FASB issued an Exposure Draft entitled *Earnings Per Share, an Amendment of FASB Statement No. 128* (the "Amendment"), which requires, in part, that for contracts that can be settled in either cash or shares, issuing entities should assume share settlement for purposes of calculating diluted earnings per share. In conjunction with the Amendment, the FASB determined that retroactive restatement of earnings per share was not required for contracts appropriately modified to eliminate share settlement prior to December 31, 2004. The Amendment was originally proposed to be effective for reporting periods that ended after December 15, 2004. However, the Amendment was subsequently incorporated into a broader FASB Exposure Draft on earnings per share that was issued for public comment on September 30, 2005. As more fully discussed at Note 3, the Company took certain actions during the 2005 Fiscal Year with respect to its convertible debt securities in order to prevent the common stock underlying such securities from being immediately included in diluted earnings per share calculations.

2. ACQUISITIONS AND DISPOSITIONS

2004 Fiscal Year Acquisitions. Effective November 1, 2003, the Company acquired five general acute care hospitals with a total of 1,061 licensed beds. The five hospitals were: Seven Rivers Community Hospital, a 128-bed hospital in Crystal River, Florida; Harton Regional Medical Center, a 137-bed hospital in Tullahoma, Tennessee; University Medical Center, a two-campus 257-bed hospital in Lebanon, Tennessee; Twin Rivers Regional Medical Center, a 116-bed hospital located in Kennett, Missouri; and Three Rivers Health Care, a two-campus 423-bed hospital in Poplar Bluff, Missouri. The cash paid for this acquisition was approximately $505.4 million for property, plant and equipment and other non-current assets and approximately $9.4 million for working capital. As part of this acquisition, the Company also assumed approximately $36.2 million of liabilities. Separately, the Company purchased a freestanding MRI facility in June 2004 for approximately $3.0 million.

2005 Fiscal Year Acquisitions. Effective October 1, 2004, the Company acquired, via a long-term lease, Chester County Hospital, an 82-bed general acute care hospital in Chester, South Carolina. The cash paid for this acquisition was approximately $20.5 million for the lease of property, plant and equipment and the acquisition of non-current assets and approximately $5.4 million for working capital. Effective February 1, 2005, the Company acquired three general acute care hospitals with a total of 657 licensed beds. The three hospitals acquired were: Venice Hospital, a 312-bed hospital in Venice, Florida; St. Joseph's Hospital, a 212-bed hospital in Port Charlotte, Florida; and St. Mary's Hospital, a 133-bed hospital in Norton, Virginia. The aggregate cash paid for this acquisition was approximately $251.4 million for property, plant and equipment and other non-current assets and approximately $36.6 million for working capital. Effective April 1, 2005, the Company acquired Bartow Memorial Hospital, a 56-bed general acute care hospital in Bartow, Florida. The cash paid for this acquisition was approximately $31.9 million for property, plant and equipment and other non-current assets and approximately $0.8 million for working capital.

2005 Three Month Period Acquisition. Effective December 1, 2005, the Company acquired Gilmore Memorial Hospital, a 95-bed general acute care hospital in Amory, Mississippi. The cash paid for this acquisition was approximately $46.6 million for property, plant and equipment and other non-current assets and approximately $6.8 million for working capital.

2006 Calendar Year Acquisitions. Effective January 1, 2006, the Company acquired Barrow Community Hospital, a 56-bed general acute care hospital in Winder, Georgia. The cash paid for this acquisition during December 2005 was approximately $33.2 million for property, plant and equipment and other non-current assets and approximately $2.4 million for working capital. Effective February 1, 2006, the Company acquired an 80% ownership interest in Orlando Regional St. Cloud Hospital, an 84-bed general acute care hospital in St. Cloud, Florida. Orlando Regional Healthcare, a not-for-profit organization, retained a 20% ownership interest in the hospital. The purchase price for the 80% controlling interest in Orlando Regional St. Cloud Hospital was approximately $38.1 million. Additionally, effective May 1, 2006 the Company acquired Cleveland Clinic-Naples Hospital, an 83-bed general acute care hospital in Naples, Florida, and a vacant land parcel near such hospital. The cash paid for this acquisition was approximately $125.5 million for property, plant and equipment and other non-current assets and approximately $1.9 million for supply inventories. Effective June 1, 2006, the Company acquired Gulf Coast Medical Center, a 189-bed general acute care hospital in Biloxi, Mississippi. The cash paid for this acquisition was approximately $14.9 million for property, plant and equipment, other non-current assets and working capital.

General. The acquisitions described above were in furtherance of that portion of the Company's business strategy that calls for the acquisition of hospitals in rural and non-urban areas of 30,000 to 400,000 people, located primarily in the southeastern and southwestern United States. Such transactions were accounted for using the purchase method

2. ACQUISITIONS AND DISPOSITIONS, CONTINUED

of accounting. The purchase prices were allocated to the assets acquired and liabilities assumed based upon their respective estimated fair values at the acquisition dates. The Company regularly utilizes an independent third party valuation specialist to help determine the fair values of certain assets underlying its acquisitions. In some instances, preliminary purchase price allocations are subject to refinement upon final settlements of working capital accounts. As a result of the acquisitions described above, the Company recorded goodwill (most of which is expected to be tax deductible) because the final negotiated purchase prices exceeded the fair value of the net tangible and intangible assets acquired.

Acquisitions are generally financed using a combination of available cash on hand and borrowings under the Company's revolving credit agreement. The Company seeks to recover its acquisition-related cash investments within four to five years by expanding and enhancing the services provided and achieving significant improvements in the operating performance of the acquired facilities.

The following table summarizes the allocations of the aggregate acquisition purchase prices, including assumed liabilities, direct transaction costs and working capital settlement payments (in thousands):

	Year Ended December 31, 2006	Three Months Ended December 31, 2005	Years Ended September 30, 2005	2004
Fair value of assets acquired, excluding cash:				
Current assets	$ 5,821	$ 11,506	$ 29,935	$ 9,355
Property, plant and equipment	181,193	28,461	213,590	204,683
Goodwill	52,591	18,456	103,875	338,926
Total assets acquired	239,605	58,423	347,400	552,964
Liabilities assumed	(10,443)	(4,071)	(5,410)	(36,179)
Minority interest in acquired net assets	(9,600)	—	—	—
Net assets acquired	$ 219,562	$ 54,352	$ 341,990	$ 516,785

The operating results of acquired entities have been included in the Company's consolidated financial statements from the date of each respective acquisition. The following unaudited combined pro forma financial information provides that (i) for the 2004 Fiscal Year, acquisitions completed after September 30, 2003 were effected as if they had closed on October 1, 2003, (ii) for the 2005 Fiscal Year, acquisitions completed after September 30, 2004 were effected as if they had closed on October 1, 2004, (iii) for the 2005 Three Month Period, acquisitions completed after September 30, 2005 were effected as if they had closed on October 1, 2005 and (iv) for the 2006 Calendar Year, acquisitions completed after December 31, 2005 were effected as if they had closed on January 1, 2006.

	Year Ended December 31, 2006	Three Months Ended December 31, 2005	Years Ended September 30, 2005	2004
	(in thousands, except as per share data)			
Net operating revenue	$4,103,611	$ 968,064	$3,817,368	$3,683,924
Net income	182,100	73,325	345,098	320,125
Net income per share – basic	$ 0.76	$ 0.30	$ 1.41	$ 1.32
Net income per share – diluted	0.75	0.30	1.39	1.30

No effect has been given to potential cost reductions or operating efficiencies in the above table. Accordingly, the combined pro forma financial information is for comparative purposes only and is not necessarily indicative of the results that the Company would have experienced if the acquisitions had actually occurred at the beginning of the periods presented or that may occur in the future.

The changes in the carrying amount of goodwill are as follows (in thousands):

	Year Ended December 31, 2006	Three Months Ended December 31, 2005
Balances at beginning of the period	$ 851,396	$ 834,600
Goodwill from current period acquisition activity	47,904	18,456
Purchase price adjustments for prior period acquisitions, including working capital settlement payments	16,026	(1,660)
Balances at end of the period	$ 915,326	$ 851,396

Dispositions

See Note 12 for discussion of certain completed and pending dispositions that were treated as discontinued operations in the Company's consolidated financial statements.

During the 2005 Fiscal Year, the Company recognized approximately $14.9 million of gains on sales of (i) a medical office building and land in Jackson, Mississippi and (ii) two home health agencies. Historically, these disposed assets contributed nominally to the Company's operating results.

3. LONG-TERM DEBT

As more fully discussed at Note 17, the Company announced a recapitalization of its balance sheet in January 2007 (hereinafter referred to as the "Recapitalization"). Among other things, the Recapitalization will have a significant impact on the Company's debt structure. The Company's long-term debt, as it existed on December 31, 2006 and 2005, consisted of the following (in thousands):

December 31,	2006	2005
Revolving credit agreements (a)	$ 275,000	$ 255,000
2022 Notes and New 2022 Notes, net of discounts of approximately $1,590 and $43,238 at December 31, 2006 and 2005, respectively (b)	11,296	286,762
1.50% Convertible Senior Subordinated Notes, net of a discount of approximately $10,260 at December 31, 2006	564,473	575,000
6.125% Senior Notes due 2016, net of a discount of approximately $3,429 (c)	396,571	—
Installment notes and other unsecured long-term debt, at interest rates ranging from 4.2% to 8.0%, payable through 2025	23,142	26,190
Mortgage note (d)	8,594	8,832
Capital lease obligations (see Note 4)	62,628	52,500
	1,341,704	1,204,284
Less current maturities	(44,657)	(585,105)
Long-term debt and capital lease obligations, less current maturities	$1,297,047	$ 619,179

a. Revolving Credit Agreements. On May 14, 2004, the Company entered into a revolving credit agreement with a syndicate of banks. As part of the Recapitalization, this revolving credit agreement will be terminated on February 28, 2007 and the outstanding balance thereunder will be satisfied with proceeds from the Company's new long-term borrowings. The revolving credit agreement, as amended, allowed the Company to borrow, on an unsecured basis, up to $750.0 million (including standby letters of credit). The Company could elect whether interest, which was payable monthly in arrears, was based on the prime rate or the LIBOR rate. The effective interest rate on borrowings under the revolving credit agreement included a spread above the Company's selected base rate and was subject to modification in the event that the Company's debt ratings changed. The Company's effective interest rate was approximately 6.0% at December 31, 2006. Moreover, during the term of the revolving credit agreement, the Company was obligated to pay certain commitment fees based on amounts available to the Company for borrowing. On February 23, 2007, the outstanding balance under the revolving credit agreement was $275.0 million.

The revolving credit agreement contained covenants that, without prior consent of the lenders, limited certain activities, including those relating to mergers, consolidations and the Company's ability to secure additional indebtedness, make guarantees and grant security interests. The Company was also required to comply with certain financial covenants.

3. LONG-TERM DEBT, CONTINUED

On August 26, 2005, the Company executed a $20 million unsecured Demand Promissory Note (the "Demand Note") in favor of a bank. Pursuant to the terms and conditions of the Demand Note, the Company may borrow and repay, on a revolving basis, up to the principal face amount of the note. All principal and accrued interest outstanding under the Demand Note will be immediately due and payable upon the bank's written demand. Absent such a demand, interest is payable monthly and determined using the LIBOR Market Index Rate, as that term is defined in the Demand Note, plus 0.75%. The Demand Note's effective interest rate at December 31, 2006 was approximately 6.1%. At both December 31, 2006 and 2005, there were no amounts outstanding under the Demand Note.

b. Subordinated Convertible Notes.

2022 Notes. On January 28, 2002, the Company sold $330.0 million in face value Zero-Coupon Convertible Senior Subordinated Notes due 2022 (the "2022 Notes") for gross proceeds of approximately $277.0 million. The 2022 Notes and the New 2022 Notes, which are discussed below, are general unsecured obligations and are subordinated in right of payment to the Company's existing and future indebtedness that is not expressly subordinated or equal in right of payment to such notes. The 2023 Notes, which are also discussed below, rank equally with the 2022 Notes and the New 2022 Notes. The 2022 Notes and the New 2022 Notes mature on January 28, 2022, unless they are converted or redeemed earlier. Upon the occurrence of certain events, the 2022 Notes and the New 2022 Notes are convertible into shares of the Company's common stock at a conversion rate of 32.1644 shares of common stock for each $1,000 principal amount of notes converted. The conversion rate is subject to adjustment in certain circumstances, and an adjustment will occur as a result of the Recapitalization. The 2022 Notes and the New 2022 Notes become convertible when the Company's common stock trades at a level of $31.33 per share (subject to adjustment in certain circumstances, including the Recapitalization) for at least twenty of the thirty trading days prior to the conversion or as a result of a triggering event pursuant to the terms and conditions of the underlying indenture. Amortization of the original issue discount on the 2022 Notes and the New 2022 Notes represents a yield to maturity of 0.875% per annum, exclusive of contingent interest that could be payable in certain circumstances.

Holders of the 2022 Notes had the right to require the Company to purchase all or a portion of their 2022 Notes on January 28, 2005 at a cash purchase price per $1,000 principal note of $862.07, plus accrued and unpaid interest to such date. In connection therewith, the Company paid approximately $19,000 to redeem a portion of the 2022 Notes. Holders may also require the Company to purchase all or a portion of their 2022 Notes on January 28, 2012 and January 28, 2017 for a purchase price per $1,000 principal note of $916.40 and $957.29, respectively, plus accrued and unpaid interest to each respective purchase date. The Company may elect to pay the purchase price to the holders in cash or common stock or a combination of cash and common stock. Furthermore, the Company may redeem all or a portion of the 2022 Notes at any time on or after January 28, 2007 for cash.

On January 26, 2007, the holders of $150,000 in principal face value 2022 Notes exercised their contractual rights to require the Company to repurchase their notes. As a result, the Company was obligated to repurchase such 2022 Notes on January 30, 2007 at their accreted value of approximately $132,000. The holders of $22,000 in principal face value 2022 Notes did not require the Company to repurchase their notes and, accordingly, such notes remain outstanding.

New 2022 Notes. On December 29, 2004, the Company completed an exchange offer with respect to the 2022 Notes whereby holders of approximately 99.95% of the aggregate outstanding principal amount exchanged their 2022 Notes for Exchange Zero-Coupon Convertible Senior Subordinated Notes due 2022 (the "New 2022 Notes"). The New 2022 Notes have terms substantially similar to the terms of the 2022 Notes, except that: (i) upon conversion, the Company will pay holders cash equal to the accreted value of the New 2022 Notes being converted and, at the Company's option, the remainder will be paid in cash or shares of common stock; (ii) holders were given the right to require the Company to repurchase their New 2022 Notes on January 28, 2006 for a purchase price per $1,000 principal note of $869.62; (iii) the New 2022 Notes were provided additional anti-dilution protection for cash dividends until January 28, 2007; (iv) the New 2022 Notes require the Company to pay only cash (in lieu of cash, common stock or a combination of cash and common stock) when the New 2022 Notes are repurchased at the option of the holders, whether on a specified purchase date or upon the occurrence of a fundamental change at the Company; and (v) contingent interest payable will be equal to 0.125% of the average price of the New 2022 Notes during the relevant period. Substantially all of the 2022 Notes were exchanged for New 2022 Notes. If dilutive, the common stock underlying the unexchanged portion of such 2022 Notes is included in the Company's diluted earnings per share calculations. The common stock underlying the New 2022 Notes is not considered immediately dilutive and is not included in the Company's earnings per share calculations.

On January 30, 2006 and January 26, 2007, the holders of approximately $317.3 million and $12.5 million, respectively, in principal face value New 2022 Notes exercised their contractual rights to require the Company to repurchase their notes. As a result, the Company was obligated to repurchase such New 2022 Notes at their accreted values of approximately $275.9 million and $11.0 million, respectively. The holders of $202,000 in principal face value New 2022 Notes did not require the Company to repurchase their notes and, accordingly, such notes remain outstanding. In connection with the 2006 New 2022 Note repurchase, the Company wrote off approximately $4.6 million of deferred financing costs during the 2006 Calendar Year (recorded as refinancing and debt modification costs in the consolidated statements of income).

2023 Notes. On July 29, 2003 and August 8, 2003, the Company sold an aggregate of $575.0 million in face value 1.50% Convertible Senior Subordinated Notes (the "2023 Notes") that mature on August 1, 2023, unless they are converted or redeemed earlier. The 2023 Notes were sold at their principal face amount, plus accrued interest, which resulted in net proceeds to the Company of approximately $563.5 million. The 2023 Notes are general unsecured obligations and are subordinated in right of payment to the Company's existing and future indebtedness that is not expressly subordinated or equal in right of payment to the 2023 Notes. The 2022 Notes and the New 2022 Notes rank equally with the 2023 Notes. Upon the occurrence of certain events, the 2023 Notes become convertible into shares of the Company's common stock at a conversion rate of 36.5097 shares of common stock for each $1,000 principal amount of 2023 Notes converted. The conversion rate is subject to adjustment in certain circumstances, and an adjustment will occur as a result of the Recapitalization. The 2023 Notes become convertible when the Company's common stock trades at a level of $36.097 per share (subject to adjustment in certain circumstances, including the Recapitalization) for at least twenty of the thirty trading days prior to the conversion or as a result of a triggering event pursuant to the terms and conditions of the underlying indenture. Following the Company's announcement of the Recapitalization, the Company's credit ratings were downgraded and, accordingly, a triggering event caused the 2023 Notes to become immediately convertible. As of February 23, 2007, no holders of the 2023 Notes have indicated to the Company an intent to convert their notes.

Holders of the 2023 Notes may require the Company to purchase all or a portion of the 2023 Notes on August 1, 2008, August 1, 2013 or August 1, 2018 for a cash purchase price per note equal to 100% of their principal face amount, plus accrued and unpaid interest to each respective purchase date. Additionally, if the Company undergoes certain types of fundamental changes on or before August 1, 2008, holders of the 2023 Notes may require the Company to purchase, for cash, all or a portion of their 2023 Notes.

On November 24, 2004, the Company completed a consent solicitation that amended the indenture governing the 2023 Notes (the "Original Indenture") in order to eliminate a provision that prohibited the Company from paying cash upon conversion of the 2023 Notes if an event of default, as defined in the Original Indenture, exists at the time of conversion. On November 30, 2004, the Company further amended the Original Indenture to provide that, in lieu of issuing shares of common stock upon a conversion event, the Company will satisfy any conversion of the 2023 Notes, up to their principal face amount, by making a cash payment. As a result of such modifications to the Original Indenture, the common stock underlying the 2023 Notes is not considered immediately dilutive and is not included in the Company's earnings per share calculations.

Effective June 30, 2006, the Company entered into a Third Supplemental Indenture (the "Supplemental Indenture") with respect to the 2023 Notes. Pursuant to the Original Indenture, the Company paid interest at 1.50% per annum of the principal face amount of the 2023 Notes. The Supplemental Indenture requires the Company to make additional cash payments ("Non-Put Payments") to the noteholders equal to 2.875% per annum of the principal face amount of the outstanding 2023 Notes. Accordingly, the noteholders now receive total annual payments of 4.375% of the principal face amount of their outstanding 2023 Notes. The Non-Put Payments, which commenced on February 1, 2007, are to be made semi-annually (along with recurring 1.50% interest payments), in arrears, on February 1 and August 1 of each year. The Original Indenture did not provide for Non-Put Payments. Additionally, in certain circumstances, contingent interest could be payable by the Company on the 2023 Notes.

The Supplemental Indenture also eliminated the Company's ability to redeem the 2023 Notes at its option, in whole or in part, until August 5, 2010. Thereafter, the Company can redeem the 2023 Notes for a cash redemption price per note equal to its principal face amount, plus accrued and unpaid interest to the corresponding purchase date. Under the Original Indenture, the Company could redeem the 2023 Notes at its option, in whole or in part, at any time on or after August 5, 2008. The Supplemental Indenture did not affect the rights of the noteholders to require the Company to repurchase their 2023 Notes on the dates specified in the Original Indenture, or upon the occurrence of certain types of fundamental changes at the Company prior to August 1, 2008. In connection with the execution of the Supplemental Indenture, the Company incurred expenses of approximately $3.0 million during the 2006 Calendar Year and recorded such amount as refinancing and debt modification costs in the consolidated statements of income.

3. LONG-TERM DEBT, CONTINUED

Additionally, the Supplemental Indenture resulted in a change in the fair value of the 2023 Note's conversion feature, thereby requiring the Company to record a debt discount and a corresponding increase in additional paid-in capital of approximately $10.5 million during the 2006 Calendar Year.

On July 28, 2006, the holders of $267,000 in principal face value of 2023 Notes exercised their contractual rights under the Original Indenture to require the Company to repurchase their notes. The holders of approximately $574.7 million in principal face value of 2023 Notes did not require the Company to repurchase their notes and, accordingly, such notes remain outstanding.

c. Senior Debt Securities. On April 21, 2006, the Company completed an underwritten public offering of $400.0 million of 6.125% Senior Notes due 2016 (the "Senior Notes"). Such notes, which rank equally in priority with the Company's revolving credit agreement, were initially unsecured obligations. However, as a result of the Recapitalization, the Senior Notes will be secured pari passu with the Company's new $3.25 billion senior secured credit facilities. The Senior Notes are expressly senior in right of payment to the 2022 Notes, the New 2022 Notes and the 2023 Notes. The sale of the Senior Notes resulted in the Company's receipt of net proceeds approximating $396.3 million, which was utilized to repay a portion of the balance outstanding under the Company's revolving credit agreement. The Senior Notes mature on April 15, 2016 and bear interest at a fixed rate of 6.125% per annum, payable semi-annually in arrears on April 15 and October 15.

If any of the Company's subsidiaries are required to issue a guaranty in favor of the lenders under any credit facility ranking equal with the Senior Notes, such subsidiaries will also be required, under the terms of the Senior Notes, to issue a guaranty for the benefit of the holders of the Senior Notes, on substantially the same terms and conditions as the guaranty issued to such other lender. As a result of the Recapitalization, the Company's subsidiaries (other then certain exempted subsidiaries) will provide guarantees of payment to the holders of the Senior Notes.

In connection with the public offering of the Senior Notes, the Company entered into an indenture that governs such notes. The Senior Notes (and such other debt securities that may be issued from time to time under the indenture) are subject to certain covenants, which include, among other things, limitations and restrictions on (i) the incurrence by the Company and its subsidiaries of debt secured by liens, (ii) the incurrence of subsidiary debt, (iii) sale and lease-back transactions and (iv) certain consolidations, mergers and transfers of assets. Each of the aforementioned limitations and restrictions are subject to certain contractual exceptions. The Senior Note indenture also contains customary events of default and related cure provisions.

d. Mortgage Note. At December 31, 2006, the Company had one mortgage note, which bears interest at 7.9% per annum and is secured by real property that has a net book value of approximately $12.6 million at such date. The mortgage note is payable in monthly installments of principal and interest and has a maturity date of November 1, 2007, at which time a balloon payment will be due and payable.

General. The quoted market prices for the Company's publicly traded long-term debt instruments were as follows (in thousands):

December 31,	2006	2005
2022 Notes	$ 150	$ 149
New 2022 Notes	11,093	285,714
2023 Notes	583,354	559,188
Senior Notes	407,024	—

Subsequent to the Company's announcement of the Recapitalization, the quoted market prices for the Company's 2023 Notes and the Senior Notes were approximately $606.9 million and $389.8 million, respectively, on February 23, 2007. Primarily due to variable interest rates, the fair values of the Company's other long-term debt reasonably approximate their carrying amounts in the consolidated balance sheets. See Note 1(k) for a discussion of the fair values of the Company's other financial instruments.

Pursuant to the provisions of SFAS No. 78, *Classification of Obligations That Are Callable by the Creditor*, approximately $572.0 million of the 2022 Notes, the New 2022 Notes and the 2023 Notes were classified as current liabilities at December 31, 2005. As a result of the Company's new $3.25 billion senior secured credit facilities that were established as part of the Recapitalization, no amounts attributable to the Company's revolving credit agreement or the 2023 Notes were classified as current liabilities at December 31, 2006.

At December 31, 2006 the Company was in compliance with the financial and other covenants of its debt agreements. Moreover, at such date the Company had reserved a sufficient number of shares of its common stock to satisfy the potential conversion of the 2022 Notes, the New 2022 Notes and the 2023 Notes.

In light of the Recapitalization and the Company's repurchases of certain of the 2022 Notes and the New 2022 Notes in January 2007, the scheduled maturities of long-term debt, exclusive of capital lease obligations, for the next five years ending December 31 and thereafter are as follows (in thousands):

2007	$ 308,184
2008	576,659
2009	1,697
2010	1,181
2011	1,056
Thereafter	404,024
	$1,292,801

Capitalized interest was approximately $4.6 million, $1.1 million, $4.6 million and $2.6 million for the 2006 Calendar Year, the 2005 Three Month Period, the 2005 Fiscal Year and the 2004 Fiscal Year, respectively.

4. LEASES

The Company leases real property, equipment and vehicles under cancelable and non-cancelable leases. Certain of the Company's lease agreements provide standard renewal options and recurring escalations of lease payments for, among other things, increases in the lessors' maintenance costs and taxes. Future minimum operating and capital lease payments for the next five years ending December 31 and thereafter, including amounts relating to leased hospitals, are as follows (in thousands):

	Operating			Capital	
	Real Property	Real Property Master Leases	Equipment	Real Property and Equipment	Totals
2007	$ 17,545	$ 7,663	$ 21,267	$ 15,141	$ 61,616
2008	15,302	7,951	15,081	14,329	52,663
2009	9,350	7,958	9,313	12,340	38,961
2010	6,222	8,051	4,769	7,460	26,502
2011	5,059	7,905	1,808	5,146	19,918
Thereafter	19,323	42,431	3,512	41,415	106,681
Total minimum payments	$ 72,801	$ 81,959	$ 55,750	95,831	$306,341
Less amounts representing interest				(33,203)	
Present value of minimum lease payments				$ 62,628	

The Company has entered into several real property master leases with non-affiliated entities in the ordinary course of business. These leases are for buildings on or near hospital properties that are either subleased to third parties or used by the local hospital in its daily operations. The Company also owns medical office buildings that are leased to third parties or used for internal purposes.

The Company entered into capital leases for real property and equipment of approximately $22.7 million, $2.2 million, $33.4 million and $14.2 million during the 2006 Calendar Year, the 2005 Three Month Period, the 2005 Fiscal Year and the 2004 Fiscal Year, respectively. Amortization expense pertaining to property, plant and equipment under capital lease arrangements is included with depreciation and amortization expense in the consolidated statements of income.

The table below summarizes the Company's assets under capital lease arrangements and other assets that are directly related to the Company's leasing activities (e.g., leasehold improvements, etc.).

December 31,	2006	2005
	(In thousands)	
Property, plant and equipment under capital lease arrangements and other capitalized assets relating to leasing activities	$ 923,411	$ 833,725
Accumulated depreciation and amortization	(344,844)	(291,041)
Net book value	$ 578,567	$ 542,684

5. INCOME TAXES

The significant components of income tax expense (benefit) are as follows (in thousands):

	Year Ended December 31, 2006	Three Months Ended December 31, 2005	Years Ended September 30, 2005	2004
Federal:				
Current	$ 193,085	$ 47,450	$ 152,350	$ 104,618
Deferred	(94,233)	(2,679)	35,976	68,785
Total federal	98,852	44,771	188,326	173,403
State:				
Current	28,520	5,117	21,484	15,972
Deferred	(10,265)	(1,209)	2,404	10,335
Total state	18,255	3,908	23,888	26,307
Totals	$ 117,107	$ 48,679	$ 212,214	$ 199,710

Reconciliations of the federal statutory rate to the Company's effective income tax rates are as follows:

	Year Ended December 31, 2006	Three Months Ended December 31, 2005	Years Ended September 30, 2005	2004
Statutory income tax rate	35.0%	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	3.9	2.0	2.7	3.3
Other	(0.1)	1.9	(0.3)	–
Totals	38.8%	38.9%	37.4%	38.3%

Tax-effected temporary differences that give rise to federal and state deferred income tax assets and liabilities are as follows (in thousands):

December 31,	2006	2005
Deferred income tax assets:		
Allowances for doubtful accounts	$ 81,660	$ 16,053
Accrued liabilities	30,042	29,472
Self-insured liabilities	30,708	25,531
State net operating loss and tax credit carry forwards	11,985	7,526
Other	9,307	9,044
	163,702	87,626
Valuation allowances	(1,558)	(1,125)
Deferred income tax assets, net	162,144	86,501
Deferred income tax liabilities:		
Property, plant and equipment	(80,595)	(93,413)
Goodwill	(74,953)	(54,580)
Convertible debentures	(7,946)	(51,614)
Prepaid expenses	(14,234)	(16,181)
Deferred income tax liabilities	(177,728)	(215,788)
Net deferred income tax liabilities	$ (15,584)	$ (129,287)

Valuation allowances are the result of state net operating loss carryforwards that management believes may not be fully realized due to uncertainty regarding the Company's ability to generate sufficient future state taxable income. State net operating loss carryforwards aggregated approximately $169 million at December 31, 2006 and have expiration dates through December 31, 2026.

In the normal course of business, there may be differences between the Company's income tax provision for financial reporting purposes and final settlements with taxing authorities. These differences, which principally pertain to certain state income tax matters, are subject to interpretation pursuant to the applicable regulations. Management does not believe that the resolution of these differences will have a material adverse effect on the Company's financial position, results of operations or cash flows.

6. RETIREMENT PLANS

The Company has a defined contribution retirement plan that covers substantially all of its employees. This plan includes a provision for the Company to match a portion of employee contributions. Total retirement plan matching contribution expense was approximately $12.4 million, $3.1 million, $10.8 million and $9.0 million for the 2006 Calendar Year, the 2005 Three Month Period, the 2005 Fiscal Year and the 2004 Fiscal Year, respectively.

Additionally, the Company maintains a supplemental retirement plan for certain executives that provides for predetermined annual payments after the attainment of age 62, if the individual is still employed by the Company at that time. These payments generally continue for the remainder of the executive's life.

7. EARNINGS PER SHARE

Basic earnings per share is computed on the basis of the weighted average number of outstanding common shares. Diluted earnings per share is computed on the basis of the weighted average number of outstanding common shares plus the dilutive effect of common stock equivalents, computed using the treasury stock method. The table below sets forth the computations of basic and diluted earnings per share (in thousands, except per share amounts):

	Year Ended December 31, 2006	Three Months Ended December 31, 2005	Years Ended September 30, 2005	Years Ended September 30, 2004
Numerators:				
Income from continuing operations	$ 185,066	$ 76,506	$ 354,679	$ 322,353
Effect of convertible debt interest expense	1	1	1	–
Numerator for diluted earnings per share from continuing operations	185,067	76,507	354,680	322,353
Income (loss) from discontinued operations, net	(2,317)	(965)	(1,602)	2,746
Numerator for diluted earnings per share (net income)	$ 182,750	$ 75,542	$ 353,078	$ 325,099
Denominators:				
Denominator for basic earnings per share-weighted average outstanding shares	240,723	240,964	245,538	242,725
Effect of dilutive securities:				
Stock options and other stock-based compensation	2,611	3,727	3,432	4,101
Convertible debt	6	6	6	–
Denominator for diluted earnings per share	243,340	244,697	248,976	246,826
Earnings (loss) per share:				
Basic				
Continuing operations	$ 0.77	$ 0.31	$ 1.45	$ 1.33
Discontinued operations	(0.01)	–	(0.01)	0.01
Net income	$ 0.76	$ 0.31	$ 1.44	$ 1.34
Diluted				
Continuing operations	$ 0.76	$ 0.31	$ 1.43	$ 1.31
Discontinued operations	(0.01)	–	(0.01)	0.01
Net income	$ 0.75	$ 0.31	$ 1.42	$ 1.32

Options to purchase approximately 3.0 million, 2.4 million and 2.1 million shares of the Company's common stock were not included in the computations of diluted earnings per share for the 2006 Calendar Year, the 2005 Three Month Period and the 2004 Fiscal Year, respectively, because such options' exercise prices were greater than the average market price of the Company's common stock during the respective measurement periods. Substantially all of the Company's outstanding stock options were included in the diluted earnings per share computation for the 2005 Fiscal Year.

On September 30, 2004, the Emerging Issues Task Force affirmed its previous consensus regarding Issue 04-8, *The Effect of Contingently Convertible Debt on Diluted Earnings Per Share*. Issue 04-8 requires contingently convertible debt instruments, if dilutive, to be included in diluted earnings per share calculations, regardless of whether or not the market price trigger contained in the convertible debt instrument has been met. Issue 04-8 became effective for reporting periods that ended after December 15, 2004. As more fully discussed at Note 3, the Company took certain actions during the 2005 Fiscal Year with respect to its convertible debt securities in order to prevent the common stock underlying such securities from being immediately included in diluted earnings per share calculations.

8. STOCK-BASED COMPENSATION

Background. During the past several years, the Company utilized its 1996 Executive Incentive Compensation Plan to grant non-qualified stock options and award other stock-based compensation to key employees. The non-employee members of the Company's Board of Directors were historically granted non-qualified stock options pursuant to the Stock Option Plan for Outside Directors. At the Company's annual meeting of stockholders on February 21, 2006, the stockholders approved the Health Management Associates, Inc. 2006 Outside Director Restricted Stock Award Plan. Such plan provides for annual issuances of restricted stock awards to outside directors serving on the Board of Directors.

The Company has approximately 35.3 million shares of common stock authorized for stock options and other stock-based compensation under all of its employee and director stock-based plans (approximately 8.4 million shares remained available for award at December 31, 2006). Generally, the Company's policy is to issue new shares of common stock to satisfy stock option exercises and other stock-based compensation arrangements. If an award granted under one stock-based plan is forfeited, expires, terminates or is otherwise cancelled without delivery of shares of common stock to the plan participant, then such shares will become available again under those plans for the benefit of employees and directors.

In light of the Recapitalization, which is more fully discussed at Note 17, the Company will make the requisite adjustments to its outstanding deferred stock and stock option awards in order to account for the Recapitalization's special cash dividend of $10.00 per common share. Such adjustments, which are yet to be determined, are required by the terms and conditions of the underlying employee and director stock-based compensation programs.

General. Compensation expense for the stock-based arrangements described below, which is recorded in salaries and benefits in the consolidated statements of income, was approximately $18.3 million, $5.2 million, $2.4 million and $3.3 million for the 2006 Calendar Year, the 2005 Three Month Period, the 2005 Fiscal Year and the 2004 Fiscal Year, respectively. The Company has not capitalized any stock-based compensation amounts. Stock-based compensation expense is recognized on a straight-line basis over the requisite service period, which is generally aligned with the underlying stock-based award's vesting period. For stock-based arrangements with performance conditions as a prerequisite to vesting, compensation expense is not recognized until it is probable that the corresponding performance condition will be achieved. Stock-based compensation expense during the 2006 Calendar Year, the 2005 Three Month Period, the 2005 Fiscal Year and the 2004 Fiscal Year resulted in income tax benefits of approximately $6.6 million, $1.9 million, $0.9 million and $1.2 million, respectively, that have been recognized in the consolidated statements of income.

Cash receipts from all stock-based plans during the 2006 Calendar Year, the 2005 Three Month Period, the 2005 Fiscal Year and the 2004 Fiscal Year were approximately $22.5 million, $31.6 million, $62.8 million and $27.4 million, respectively. The corresponding realized income tax benefits, as well as those benefits pertaining to deferred stock and restricted stock awards for which the Company receives no cash proceeds upon issuance of the underlying common stock, were approximately $6.6 million, $10.2 million, $15.2 million and $18.0 million, respectively. In accordance with the provisions of SFAS No. 123(R), approximately $1.4 million and $4.2 million of the income tax benefits for the 2006 Calendar Year and the 2005 Three Month Period, respectively, were deemed to be excess tax benefits and were reclassified to financing activities in the consolidated statements of cash flows. The pro forma amounts of operating cash flows during the 2005 Fiscal Year and the 2004 Fiscal Year for such excess income tax benefits under an SFAS No. 123(R) model approach were approximately $5.7 million and $7.8 million, respectively; however, such amounts have not been reclassified in the consolidated statements of cash flows.

Stock Options. All employee stock options have ten year terms and vest 25% on each grant anniversary date over four years of continued employment. Stock options granted to the non-employee members of the Company's Board of Directors have ten year terms and vest 25% on each grant anniversary date, provided that such individual remains an outside director on the respective vesting date. Information regarding stock option activity for stock-based compensation plans, inclusive of participants employed at discontinued operations, is summarized in the table below.

	Options	Weighted Average Exercise Prices	Weighted Average Remaining Contractual Terms (Years)	Aggregate Intrinsic Values
	(in thousands)			(in thousands)
Outstanding options at October 1, 2003	19,538	$13.89		
Granted	2,346	22.77		
Exercised	(3,169)	8.27		
Terminated	(186)	19.63		
Outstanding options at September 30, 2004	18,529	15.88		
Granted	30	24.75		
Exercised	(4,497)	13.98		
Terminated	(261)	20.67		
Outstanding options at September 30, 2005	13,801	16.51		
Granted	–	–		
Exercised	(2,395)	13.19		
Terminated	(85)	21.25		
Outstanding options at December 31, 2005	11,321	17.18		
Granted	300	21.53		
Exercised	(1,624)	13.82		
Terminated	(496)	20.45		
Outstanding options at December 31, 2006	9,501	$17.71	4.7	$35,989
Exercisable options at December 31, 2006	7,825	$16.88	4.2	$34,954
Options vested or expected to vest at December 31, 2006	9,300	$17.62	4.7	$35,890

The aggregate intrinsic values of stock options exercised during the 2006 Calendar Year, the 2005 Three Month Period, the 2005 Fiscal Year and the 2004 Fiscal Year were $11.4 million, $24.8 million, $40.1 million and $47.6 million, respectively.

The table below summarizes information regarding outstanding and exercisable stock options at December 31, 2006.

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Terms (Years)	Weighted Average Exercise Prices	Number Exercisable	Weighted Average Exercise Prices
$ 8.25 – $12.13	1,482,500	3.4	$12.01	1,482,500	$12.01
12.72	286,563	0.4	12.72	286,563	12.72
13.00 – 16.60	2,568,375	3.5	15.03	2,568,375	15.03
18.56 – 19.95	2,310,060	5.8	19.18	1,904,060	19.31
21.53	300,000	9.1	21.53	–	–
21.63 – 24.75	2,553,750	5.7	22.49	1,583,250	22.29

During the 2006 Calendar Year and the 2005 Three Month Period, the Company recognized approximately $10.4 million and $3.3 million, respectively, of compensation expense attributable to stock option awards (no such amounts were recorded during the 2005 Fiscal Year or the 2004 Fiscal Year). The 2006 Calendar Year and the 2005 Three Month Period expenses were predicated on the estimated fair value of stock option awards as determined pursuant to either the Company's SFAS No. 123 computations or, for awards granted after September 30, 2005, an updated valuation pursuant to a stock option pricing model. At December 31, 2006, there was approximately $10.9 million of unrecognized compensation cost attributable to non-vested employee and director stock option compensation awards. Such cost is expected to be recognized over the remaining requisite service period for each award, the weighted average of which is approximately 1.5 years. The aggregate grant date fair values of stock options that vested during the 2006 Calendar Year, the 2005 Three Month Period, the 2005 Fiscal Year and the 2004 Fiscal Year were approximately $11.8 million, $0.1 million, $18.4 million and $18.3 million, respectively.

8. STOCK-BASED COMPENSATION, CONTINUED

The fair values for stock options were estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Year Ended December 31, 2006	Years Ended September 30, 2005	2004
Expected dividend yields	1.0%	1.0%	0.4%
Expected volatility factor for the Company's common stock	0.300	0.337	0.500
Risk-free interest rates	4.50%	3.71%	2.50%
Weighted average expected lives of options (in years)	5.0	5.0	5.0

The expected stock price volatility factors were derived using daily or weekly historical market price data for periods preceding the date of grant. The risk-free interest rate is the approximate yield on either five-year U.S. Treasury Notes or four-year U.S. Treasury Strips on the date of grant. The expected life is an estimate of the number of years an option will be held before it is exercised. The weighted average fair values of options granted during the 2006 Calendar Year, the 2005 Fiscal Year and the 2004 Fiscal Year were $6.71, $8.94 and $10.13, respectively. There were no stock options granted during the 2005 Three Month Period.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including, among other things, the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options and changes in the subjective input assumptions can materially affect the fair value estimates, in management's opinion, the existing models do not necessarily provide a reliable single fair value measure for the Company's employee stock options.

Deferred Stock and Restricted Stock Awards. Deferred stock is a right to receive shares of common stock upon the fulfillment of specified conditions (the Company's condition is generally continuous employment). At the completion of the vesting period, common stock is issued to the participating employee. The Company provides deferred stock to its key employees through contingent stock incentive awards that either vest 25% on each grant anniversary date or 100% on the fourth grant anniversary date.

Restricted stock represents shares of common stock that preserve the indicia of ownership for the holder but are subject to restrictions on transfer and risk of forfeiture until fulfillment of specified conditions. Historically, the Company did not use restricted stock awards as a means of providing incentive compensation and/or retaining key individuals; however, during the 2006 Calendar Year, the Company granted 345,000 shares and 24,500 shares of restricted stock to senior executive officers and outside directors on its Board of Directors, respectively. In addition to requiring continuous service as an employee, the annual vesting of the senior executive officer restricted stock awards requires the satisfaction of certain conditions that relate to the Company's pre-tax earnings, return on stockholders' equity, net operating revenue growth and common stock price. If these conditions are satisfied, the awards vest 25% on December 31 of each of the four year's being measured. At December 31, 2006, none of the performance or market conditions for the 2006 Calendar Year were satisfied and, therefore, 86,250 restricted stock awards were forfeited by the senior executive officers.

The outside directors' 2006 restricted stock awards vest in equal installments on January 1, 2007, 2008, 2009 and 2010, provided that the recipient remains an outside director on such dates. In connection with this vesting schedule, 6,125 shares of the Company's common stock were issued to outside directors during January 2007. Moreover, new awards of 24,500 shares of restricted stock were granted to the outside directors in January 2007.

Information regarding deferred stock and restricted stock award activity for stock-based compensation plans, inclusive of participants employed at discontinued operations, is summarized as follows:

	Shares		Weighted Average Grant Date Fair Values	
	Deferred Stock	Restricted Stock	Deferred Stock	Restricted Stock
Balances at October 1, 2003 (non-vested)	564,441	–	$ 17.54	$ –
Granted	158,934	–	26.29	–
Vested	(97,825)	–	12.06	–
Forfeited	(4,972)	–	19.39	–
Balances at September 30, 2004 (non-vested)	620,578	–	20.63	–
Granted	218,451	–	22.96	–
Vested	(112,707)	–	19.81	–
Forfeited	(22,973)	–	20.91	–
Balances at September 30, 2005 (non-vested)	703,349	–	21.47	–
Granted	828,526	–	23.01	–
Vested	(147,054)	–	19.10	–
Forfeited	(4,706)	–	23.96	–
Balances at December 31, 2005 (non-vested)	1,380,115	–	22.83	–
Granted	2,500	369,500	21.21	20.82
Vested	(331,663)	–	19.67	–
Forfeited	(50,757)	(86,250)	22.93	20.77
Balances at December 31, 2006 (non–vested)	1,000,195	283,250	22.67	20.87

Subsequent to December 31, 2006, the Company granted deferred stock awards to certain key managers. Underlying those awards were 967,292 shares of the Company's common stock that will vest 25% on each anniversary date of the grant if the individual remains employed by the Company on such date.

The aggregate intrinsic values of deferred stock and restricted stock issued during the 2006 Calendar Year, the 2005 Three Month Period, the 2005 Fiscal Year and the 2004 Fiscal Year were approximately $6.9 million, $3.5 million, $2.5 million and $2.3 million, respectively. The aggregate grant date fair values of deferred stock and restricted stock awards that vested during such periods were approximately $6.5 million, $2.8 million, $2.2 million and $1.2 million, respectively.

During the 2006 Calendar Year, the 2005 Three Month Period, the 2005 Fiscal Year and the 2004 Fiscal Year, the Company recognized approximately $7.9 million, $1.9 million, $2.4 million and $3.3 million, respectively, of compensation expense attributable to deferred stock and restricted stock awards. Except for awards that require the attainment of certain predetermined market prices of the Company's common stock as a vesting requirement (i.e., a market condition), compensation expense is predicated on the fair value (i.e., market price) of the underlying stock on the date of grant. For awards with a market condition, the Company utilizes a lattice valuation model to determine the fair values thereof; however, such awards had a nominal financial impact on the Company's operating results during the periods presented herein.

At December 31, 2006, there was approximately $16.8 million of unrecognized compensation cost attributable to non-vested deferred stock and restricted stock awards. Such cost is expected to be recognized over the remaining requisite service period for each award, the weighted average of which is approximately 2.6 years.

9. RESTRICTED FUNDS

The estimated fair values of available-for-sale securities, which are included in restricted funds and are comprised of mutual fund shares, are as follows (in thousands):

	Cost	Gross Unrealized Gains	Gross Unrealized Values	Estimated Fair Values
As of December 31, 2006:				
Debt funds	$44,668	$ –	$(941)	$43,727
Equity funds	13,919	1,947	–	15,866
Totals	$58,587	$1,947	$(941)	$59,593
As of December 31, 2005:				
Debt funds	$49,238	$ –	$(803)	$48,435
Equity funds	11,131	668	–	11,799
Totals	$60,369	$ 668	$(803)	$60,234

9. RESTRICTED FUNDS, CONTINUED

The Company's restricted funds included five and seven individual available-for-sale securities at December 31, 2006 and 2005, respectively. At December 31, 2006, two positions reflected unrealized gains and three positions reflected unrealized losses. Proceeds from sales of available-for-sale securities for the 2006 Calendar Year, the 2005 Three Month Period, the 2005 Fiscal Year and the 2004 Fiscal Year were approximately $18.2 million, $21.7 million, $13.8 million and $16.8 million, respectively. Gross realized gains and losses on dispositions of available-for-sale securities were as follows (in thousands):

	Year Ended December 31, 2006	Three Months Ended December 31, 2005	Years Ended September 30, 2005	2004
Realized gains	$ 615	$ –	$ –	$ 34
Realized losses	(228)	(359)	(185)	–

Included in restricted funds at December 31, 2006 was approximately $20.0 million of short-term commercial paper and interest-bearing cash deposits that are held by the Company's wholly owned captive insurance subsidiary. At such date, the captive insurance subsidiary also maintained approximately $5.1 million of cash and cash equivalents and $29.5 million of deferred charges and other assets. These assets are generally limited to use in the captive insurance subsidiary's operations. The item in deferred charges and other assets represents a secured interest-bearing money market account that is held in favor of a third party insurance company.

10. PROFESSIONAL LIABILITY RISKS

Through September 30, 2002, the Company was insured for its professional liability risks under "claims-made" policies that included deductibles and other policy limitations/exclusions. Losses and loss expenses in excess of the respective policy limits were provided for through a combination of a self-insurance program and claims-made insurance policies with commercial carriers that were designed to protect the Company against catastrophic individual losses and annual aggregate losses in excess of predetermined thresholds.

Commencing October 1, 2002, the Company began utilizing its wholly owned captive insurance subsidiary that is domiciled in the Cayman Islands in order to self-insure a greater portion of its primary professional liability risk. Since its inception, the captive insurance subsidiary has provided claims-made coverage to all of the Company's hospitals and certain of the Company's employed physicians. During the year ended September 30, 2003 and the 2004 Fiscal Year, the Company also procured claims-made policies from independent commercial carriers in order to provide coverage for losses and loss expenses beyond the captive insurance company's policy limits. Subsequent to September 30, 2004, the captive insurance company provided enhanced coverage to the Company and, in connection therewith, it obtained claims-made reinsurance policies for professional liability risks above certain retention levels.

The Company's consolidated discounted reserves for professional liability risks were approximately $127.4 million and $95.3 million at December 31, 2006 and 2005, respectively. Such amounts were derived using discount rates of 4.75% and 4.50%, respectively. The Company includes in current liabilities the estimated loss and loss expense payments that are projected to be satisfied within one year of the balance sheet date. Considerable subjectivity, variability and judgment are inherent in professional liability risk estimates. Although management believes that the amounts provided in the Company's consolidated financial statements are adequate and reasonable, there can be no assurances that the ultimate liability for professional liability matters will not exceed management's estimates. If actual loss and loss expenses exceed management's projected estimates of claim activity, the Company's reserves could be materially adversely affected. Additionally, there can be no assurances that the excess and reinsurance policies procured by the Company and its captive insurance subsidiary will be adequate for the Company's professional liability profile.

11. INSURANCE CLAIMS

Hurricane Katrina struck the gulf coast of Louisiana, Mississippi and Alabama in late August 2005 and caused substantial damage to residential and commercial properties in Mississippi, where the Company owns and operates a number of hospitals. Additionally, during the quarter ended September 30, 2004, four hurricanes and one tropical storm made landfall in Florida, where the Company also owns and operates a number of hospitals. Hurricane damage and disruption to the Company's hospitals in the affected areas, as well as employees' homes, local businesses and physicians' offices, was extensive. One of the Company's hospitals in South Carolina also suffered hurricane-related damage during such period.

The consolidated financial statements for the 2006 Calendar Year and the 2005 Fiscal Year include approximately $14.7 million and $19.4 million, respectively, of hurricane and storm activity insurance claim recovery gains for renovations and equipment replacement. There were no corresponding amounts recorded during the 2005 Three Month Period or the 2004 Fiscal Year. The consolidated financial statements for the 2006 Calendar Year, the 2005 Three Month Period, the 2005 Fiscal Year and the 2004 Fiscal Year include approximately $5.0 million, $5.0 million, $10.7 million and $2.0 million, respectively, of revenue from business interruption insurance policies for hurricane and storm-related claims.

12. DISCONTINUED OPERATIONS

On July 24, 2006, the Company announced that it had signed a definitive agreement to divest 76-bed Williamson Memorial Hospital in Williamson, West Virginia, 79-bed Southwest Regional Medical Center in Little Rock, Arkansas, 103-bed Summit Medical Center in Van Buren, Arkansas and certain affiliated entities. Subject to regulatory approvals and other conditions customary to closing, management anticipates that Williamson Memorial Hospital and Summit Medical Center will be divested during the first half of 2007. While management still intends to sell Southwest Regional Medical Center, the timing of such disposition is to be determined.

On September 1, 2006, the Company sold its two psychiatric hospitals in Florida (80-bed SandyPines in Tequesta and 104-bed University Behavioral Center in Orlando) and certain real property in Lakeland, Florida that was operated as an inpatient psychiatric facility through December 31, 2000. The selling price was $38.0 million, less an assumed accounts payable adjustment that is subject to future modification, and was paid in cash. The divestiture resulted in a pre-tax gain of approximately $20.7 million.

The operating results of discontinued operations are included in the Company's consolidated financial statements up to the date of disposition. Pursuant to the provisions of SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, the financial position, operating results and cash flows of the aforementioned entities have been presented as discontinued operations in the consolidated financial statements. The underlying details of discontinued operations were as follows (in thousands):

	Year Ended December 31, 2006	Three Months Ended December 31, 2005	Years Ended September 30, 2005	2004
Net operating revenue	$103,568	$ 26,015	$108,339	$110,922
Salaries and benefits	53,900	14,075	54,863	54,628
Provision for doubtful accounts	14,303	1,627	7,225	4,187
Depreciation and amortization	1,956	882	5,045	5,635
Other operating expenses	43,032	10,995	43,803	42,055
Long-lived asset and goodwill impairment charge	15,000	—	—	—
Total operating expenses	128,191	27,579	110,936	106,505
Income (loss) from operations	(24,623)	(1,564)	(2,597)	4,417
Gains on sales of assets, net	20,716	—	—	—
Income (loss) before income taxes	(3,907)	(1,564)	(2,597)	4,417
Income tax benefit (expense)	1,590	599	995	(1,671)
Income (loss) from discontinued operations	$ (2,317)	$ (965)	$ (1,602)	$ 2,746

Due to declining operating performance of certain facilities included in discontinued operations and based on the uncertainty surrounding the timing and nature of the Southwest Regional Medical Center disposition, management concluded that the carrying values of the assets at such hospitals will not ultimately be realized. Therefore, an impairment charge of $15.0 million was recorded during the 2006 Calendar Year.

The major classes of assets and liabilities of discontinued operations in the consolidated balance sheets were as follows (in thousands):

December 31,	2006	2005
Supplies, prepaid expenses and other assets	$ 4,376	$ 6,536
Long-lived assets and goodwill	41,653	74,021
Total assets of discontinued operations	$ 46,029	$ 80,557
Liabilities of discontinued operations (principally accrued expenses and other liabilities)	$ 1,039	$ 1,359

13. COMMITMENTS AND CONTINGENCIES

Renovation and Expansion Projects. A number of hospital renovation and/or expansion projects were underway at December 31, 2006. Management does not believe that any of these projects are individually significant or that they represent, in the aggregate, a substantial commitment of the Company's resources. Specifically, construction of Physicians Regional Medical Center - Collier Boulevard in Naples, Florida was completed in early 2007 and such general acute care hospital opened on February 5, 2007. At December 31, 2006, the Company had invested approximately $131.2 million in this project. Additionally, the Company is obligated to commence construction of a replacement hospital at its Monroe, Georgia location on or before September 13, 2008; however, the cost for this project has not yet been determined.

Standby Letters of Credit. At December 31, 2006, the Company maintained approximately $24.8 million of standby letters of credit in favor of third parties with various expiration dates through October 31, 2007.

Litigation. As previously reported:

(i) on August 5, 2004, a lawsuit, *Jose Manual Quintana v. Health Management Associates, Inc.*, (the "Quintana Matter") was filed in the Circuit Court for the 11th Judicial Circuit in Miami-Dade County, Florida (the "Circuit Court"); and

(ii) on December 17, 2004, a lawsuit, *Olga S. Estrada v. Gaffney H.M.A., Inc., d/b/a Upstate Carolina Medical Center*, was filed in the South Carolina Court of Common Pleas, Seventh Judicial Circuit, against the Company's subsidiary hospital in Gaffney, South Carolina.

These lawsuits challenged the amounts charged for medical services by the Company's subsidiary hospitals to uninsured patients. The plaintiffs in these lawsuits sought damages and injunctive relief on behalf of separate and distinct purported classes of uninsured patients. These lawsuits were similar to other lawsuits filed against hospitals throughout the country regarding charges to uninsured patients. Management believes that the billing and collection practices at all of the Company's subsidiary hospitals have been and are appropriate, reasonable and in compliance with all applicable laws, rules and regulations.

During December 2006, plaintiff Estrada agreed to dismiss with prejudice her lawsuit against the Company's Gaffney subsidiary in exchange for payment of her legal fees and costs. This dismissal permitted the same subsidiary to participate in the Quintana Matter and the settlement agreement discussed below.

Due to the uncertainties and costs inherent in litigation, management negotiated a settlement agreement in the Quintana Matter, which provides only injunctive relief (as described below) for the class over a four-year period, plus the Company's payment of the plaintiffs' legal fees and costs. The settlement agreement was approved by the Circuit Court on January 12, 2007 and, among other things, provides for the following at all of the Company's existing subsidiary hospitals:

(i) discounted Company billing for non-elective medical services provided to uninsured patients, with discounts ranging between 40% and 60% of gross patient charges, exclusive of amounts charged by doctors;

(ii) flexible payment schedules and reasonable payment terms, including prescribed interest rates, for uninsured patients whose account balances exceed $1,000;

(iii) certain Company-provided financial counseling in Spanish and English, at no cost, to all patients seeking medical treatment;

(iv) continuance of the Company's existing charity care programs; and

(v) uniform collection actions to be followed by the Company's subsidiary hospitals in the event of non-payment by uninsured patients.

Management does not believe that the settlement agreement will significantly affect the Company's financial position, results of operations or cash flows because (1) such agreement primarily provides injunctive relief, (2) the expected prospective reduction in revenue from uninsured patients will be offset by correspondingly lower provisions for doubtful accounts and (3) the plaintiffs' legal fees and costs to be paid by the Company are not expected to be material.

The Company is also a party to various other legal actions arising out of the normal course of its businesses. Management believes that the ultimate resolution of such actions will not have a material adverse effect on the Company's financial position, results of operations or liquidity. Nevertheless, due to uncertainties inherent in litigation, the ultimate disposition of these actions cannot be presently determined.

14. SAB NO. 108 AND RECLASSIFICATION ADJUSTMENTS

On September 13, 2006, the staff of the Securities and Exchange Commission (the "SEC") published Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements*, ("SAB No. 108"). Among other things, SAB No. 108 addresses how prior year unrecorded misstatements should be considered when quantifying the effects on current year financial statements. Traditionally, there have been two widely recognized methods for quantifying the effects of financial statement misstatements: the "rollover" method and the "iron curtain" method. The rollover method primarily focuses on the impact of a misstatement on the statement of income, including the reversing effects of prior year misstatements. Conversely, the iron curtain method focuses primarily on the effects of correcting the period end balance sheet with less emphasis on the reversing effects of prior year misstatements. SAB No. 108 requires that the effects of the misstatements be evaluated under both methods and, in certain circumstances, offers special transition provisions wherein the cumulative effect of the initial adoption thereof can be reported in the carrying amounts of assets and liabilities as of the beginning of the adoption period with an offsetting adjustment to the corresponding retained earnings balance. Additionally, such transitional provisions do not require reports previously filed with the SEC to be amended.

As a result of a change in fiscal year end from September 30 to December 31, the Company was required to complete an audit of its consolidated financial statements as of and for the three months ended December 31, 2005. In connection with such audit, management reviewed certain misstatements that relate to cash and cash equivalents, leases and income taxes in accordance with the provisions of SAB No. 108. Based on this review, the Company elected to adopt SAB No. 108's special transition provisions effective October 1, 2005. The cash and cash equivalents misstatement, as further discussed below, was deemed to be immaterial to prior period consolidated financial statements under the rollover method; however, it was material to the consolidated statement of cash flows for the 2005 Fiscal Year under the iron curtain method. The Company also recorded cumulative effect retained earnings adjustments for leases and income taxes on October 1, 2005, as further described below. Under the rollover method, management had previously concluded that the lease and income tax amounts were individually and collectively immaterial, on both a qualitative and quantitative basis, to all prior fiscal years.

The schedule on the following page represents an updated consolidated balance sheet as of October 1, 2005. This schedule accounts for (i) the retrospective adoption of SAB No. 108 and (ii) certain reclassification adjustments for discontinued operations that are presented herein for comparative purposes.

14. SAB NO. 108 AND RECLASSIFICATION ADJUSTMENTS, CONTINUED

	Unadjusted October 1, 2005	Leases	Income Taxes	Cash and Cash Equivalents	Discontinued Operations	Adjusted October 1, 2005
			(in thousands)			
ASSETS						
Current assets:						
Cash and cash equivalents	$ 78,575	$ —	$ —	$ (36,216)	$ —	$ 42,359
Other current assets of continuing operations	891,584	—	—	—	(6,313)	885,271
Assets of discontinued operations	17,996	—	—	—	62,908	80,904
Total current assets	988,155	—	—	(36,216)	56,595	1,008,534
Property, plant and equipment	2,846,248	42,651	—	—	(89,153)	2,799,746
Accumulated depreciation and amortization	(813,496)	(6,857)	—	—	46,617	(773,736)
Net property, plant and equipment	2,032,752	35,794	—	—	(42,536)	2,026,010
Goodwill	848,523	—	—	—	(13,923)	834,600
Other long-term assets	118,741	—	—	—	(136)	118,605
Total assets	$3,988,171	$35,794	$ —	$ (36,216)	$ —	$3,987,749
Current liabilities:						
Accounts payable, accrued expenses and other liabilities	$ 420,553	$ 3,067	$ 6,909	$ (36,216)	$ (995)	$ 393,318
Deferred income taxes	14,966	—	—	—	—	14,966
Current maturities of long-term debt and and capital lease obligations	633,338	833	—	—	(101)	634,070
Liabilities of discontinued operations	—	—	—	—	1,159	1,159
Total current liabilities	1,068,857	3,900	6,909	(36,216)	63	1,043,513
Deferred income taxes	121,491	—	851	—	—	122,342
Other long-term liabilities	95,887	27,201	—	—	—	123,088
Long-term debt and capital lease obligations, less current maturities	366,649	7,983	—	—	(63)	374,569
Minority interests in consolidated entities	45,828	—	—	—	—	45,828
Total liabilities	1,698,712	39,084	7,760	(36,216)	—	1,709,340
Total stockholders' equity	2,289,459	(3,290)	(7,760)	—	—	2,278,409
Total liabilities and stockholders' equity	$3,988,171	$35,794	$ —	$ (36,216)	$ —	$3,987,749

Leases. Adjustments to recognize capitalized assets, related financing obligations and accrued expenses have been included to correct several lease transactions and address the corresponding income tax effects thereof. These transactions, which historically were improperly accounted for as operating leases, primarily involve master leased medical office buildings that are owned by third party developers and are located on or near certain of the Company's hospital campuses. The underlying agreements that give rise to these cumulative adjustments include several arrangements, dating back to May 2000, and have an individually immaterial impact on each of the Company's fiscal years since such time.

Income Taxes. The adjustments for income taxes primarily relate to write-offs of certain prepaid state income and other taxes that were improperly recorded at September 30, 2005. Approximately $3.1 million and $3.8 million of such write-offs arose during the 2005 Fiscal Year and the 2004 Fiscal Year, respectively.

Cash and Cash Equivalents. An adjustment, which corrected the Company's prior methodology for quantifying the amount of held checks, has been included to reduce both cash and cash equivalents and accounts payable. This circumstance was also in evidence at prior balance sheet dates. For the 2005 Fiscal Year, cash flows from continuing operating activities was misstated by approximately $13.8 million, which was not deemed material to the consolidated statement of cash flows under the rollover method. However, net cash provided by continuing operating activities was overstated by approximately $36.2 million during such fiscal year under the iron curtain method.

Discontinued Operations. The adjustments for discontinued operations do not result from the application of SAB No. 108 but are included solely to provide a comprehensive reconciliation between the two respective balance sheets. During the 2006 Calendar Year, the Company entered into agreements to sell and sublease certain hospitals and affiliated entities that were not characterized as discontinued operations at September 30, 2005. Accordingly, such disposal group net assets have been reclassified to discontinued operations in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. See Note 12 for information concerning discontinued operations.

15. SEGMENT REPORTING

The Company's only reportable operating segment represents an aggregation of its general acute care hospitals, excluding hospitals characterized as discontinued operations. This reportable operating segment provides health care services at the Company's owned and leased facilities. The Company's other operating segment is its physician practice management operations, which provides health care services outside of the hospital setting. Pursuant to the provisions of SFAS No. 131, such operating segment was quantitatively immaterial to all of the periods presented herein and, accordingly, it has been included with corporate and other in the table below. The Company's segment reporting is consistent with the manner in which management operates and evaluates the Company's businesses and how management makes financial and other resource allocations. The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies at Note 1.

	Year Ended December 31, 2006	Three Months Ended December 31, 2005	Years Ended September 30, 2005	2004
	(in thousands)			
Net operating revenue				
General acute care hospitals	$3,846,479	$ 882,046	$3,369,223	$3,020,951
Corporate and other	210,120	35,140	110,345	71,596
Totals	$4,056,599	$ 917,186	$3,479,568	$3,092,547
Income (loss) from continuing operations before minority interests and income taxes				
General acute care hospitals	$ 476,451	$ 150,834	$ 641,003	$ 610,346
Corporate and other	(172,241)	(25,248)	(70,984)	(82,567)
Totals	$ 304,210	$ 125,586	$ 570,019	$ 527,779
Depreciation and amortization				
General acute care hospitals	$ 182,161	$ 39,234	$ 144,137	$ 124,688
Corporate and other	6,053	1,412	7,236	4,592
Totals	$ 188,214	$ 40,646	$ 151,373	$ 129,280
Interest expense				
General acute care hospitals	$ 3,976	$ 1,103	$ 4,648	$ 4,080
Corporate and other	47,321	3,122	6,206	12,075
Totals	$ 51,297	$ 4,225	$ 10,854	$ 16,155
Capital expenditures				
General acute care hospitals	$ 329,051	$ 73,177	$ 265,707	$ 177,598
Corporate and other	9,485	1,074	5,487	19,008
Totals	$ 338,536	$ 74,251	$ 271,194	$ 196,606

December 31,	2006	2005
Assets		
General acute care hospitals	$3,987,109	$3,690,520
Corporate, discontinued operations and other	503,843	400,704
Totals	$4,490,952	$4,091,224

16. QUARTERLY DATA (UNAUDITED)

	2006 Calendar Year Quarters Ended			
	March 31, 2006	June 30, 2006	September 30, 2006 [2]	December 31, 2006 [3] [4]
	(in thousands, except per share amounts)			
Net operating revenue [1]	$1,011,118	$1,000,475	$ 992,273	$1,052,733
Income (loss) from continuing operations before income taxes	140,935	125,773	103,743	(68,278)
Income (loss) from discontinued operations, net	510	118	11,039	(13,984)
Net income (loss)	87,213	77,305	74,436	(56,205)
Earnings (loss) per share:				
Basic				
Continuing operations	$ 0.36	$ 0.32	$ 0.26	$ (0.17)
Discontinued operations	–	–	0.05	(0.06)
Net income (loss)	$ 0.36	$ 0.32	$ 0.31	$ (0.23)
Diluted				
Continuing operations	$ 0.36	$ 0.32	$ 0.26	$ (0.17)
Discontinued operations	–	–	0.05	(0.06)
Net income (loss)	$ 0.36	$ 0.32	$ 0.31	$ (0.23)
Weighted average number of shares:				
Basic	240,686	240,842	240,605	240,759
Diluted	243,420	243,561	243,240	240,759

	Fiscal Year 2005 Quarters Ended			
	December 31, 2004	March 31, 2005	June 30, 2005 [3] [5]	September 30, 2005 [4]
	(in thousands, except per share amounts)			
Net operating revenue [1]	$ 797,577	$ 889,161	$ 905,373	$ 887,457
Income from continuing operations before income taxes	129,934	162,241	139,563	135,155
Income (loss) from discontinued operations, net	(1,477)	(422)	617	(320)
Net income	78,752	99,763	86,772	87,790
Earnings (loss) per share:				
Basic				
Continuing operations	$ 0.33	$ 0.41	$ 0.35	$ 0.36
Discontinued operations	(0.01)	–	–	–
Net income	$ 0.32	$ 0.41	$ 0.35	$ 0.36
Diluted				
Continuing operations	$ 0.33	$ 0.40	$ 0.35	$ 0.35
Discontinued operations	(0.01)	–	–	–
Net income	$ 0.32	$ 0.40	$ 0.35	$ 0.35
Weighted average number of shares:				
Basic	243,714	245,030	246,785	246,626
Diluted	247,379	248,888	250,654	249,869

(1) Net operating revenue for certain quarters has been reclassified to conform to the current year consolidated statement of income presentation.

(2) Income from discontinued operations during the quarter ended September 30, 2006 included an after-tax gain of approximately $12.3 million from the sale of two psychiatric hospitals and certain real property. See Note 12.

(3) As more fully discussed at Note 1(g), the Company modified its allowance for doubtful accounts reserve policy for self-pay accounts during the quarters ended December 31, 2006 and June 30, 2005. In connection with these policy modifications, the Company recognized increases in its provisions for doubtful accounts of approximately $205.4 million and $35.3 million, respectively, during such quarters. A portion of these incremental charges were included in discontinued operations. The 2006 change in accounting estimate resulted in net income and diluted earnings per share reductions of approximately $125.9 million and $0.52, respectively, during that quarterly period. The corresponding adverse impact for the 2005 change in accounting estimate was approximately $21.8 million and $0.09, respectively, during such quarterly period.

(4) During the quarter ended December 31, 2006, the Company recognized an approximate $14.7 million insurance claim recovery gain for renovations and equipment replacement that pertained to hurricane and storm activity during the 2005 Fiscal Year. The corresponding amount during the quarter ended September 30, 2005, which related to hurricane and storm activity during the 2004 Fiscal Year, was approximately $15.3 million. Additionally, during the quarter ended December 31, 2006, discontinued operations included an after-tax long-lived asset and goodwill impairment charge of approximately $8.9 million (See Note 12).

(5) During the quarter ended June 30, 2005, the Company recognized approximately $14.9 million of gains on sales of (i) a medical office building and land in Jackson, Mississippi and (ii) two home health agencies.

17. SUBSEQUENT EVENTS

Recapitalization. On January 17, 2007, the Company announced a recapitalization of its balance sheet (hereinafter referred to as the "Recapitalization"). The principal features of the Recapitalization are as follows:

(i) payment of a special cash dividend of $10.00 per share of the Company's common stock (aggregate payment of approximately $2.4 billion) on March 1, 2007 to stockholders of record on February 27, 2007 who continue to hold their shares on March 1, 2007, and

(Ii) $3.25 billion in new variable rate senior secured credit facilities (the "New Credit Facilities"), which closed (with no amounts borrowed thereunder) on February 16, 2007 (as described below). Such facilities will primarily be used to fund the special cash dividend and repay all amounts outstanding under the Company's current revolving credit agreement, which will be terminated on February 28, 2007 as part of the Recapitalization.

The New Credit Facilities, which will be secured by a substantial portion of the Company's real property and other assets and will be guaranteed as to payment by the Company's subsidiaries (other than certain exempted subsidiaries), consist of a seven-year $2.75 billion term loan and a $500.0 million six-year revolving credit facility. At December 31, 2006, the net book value of the assets that will secure the New Credit Facilities was approximately $2.6 billion. Such assets will also secure the Company's Senior Notes, which are discussed at Note 3, on a pari passu basis with the New Credit Facilities.

The Company's new term loan requires principal payments to amortize 1% of the loan's original face value during each of the first six years of the loan's term and a balloon payment for the remaining outstanding balance will be due in the final year of the agreement. The new revolving credit facility allows the Company to borrow up to $500.0 million (including standby letters of credit). During the new revolving credit facility's six-year term, the Company will be obligated to pay commitment fees based upon the amounts available for borrowing. Amounts outstanding under the New Credit Facilities may be repaid at the Company's option at any time, in whole or in part, without penalty.

The Company can elect whether interest, which is generally payable monthly in arrears, is based on (i) the LIBOR rate or (ii) the higher of the prime lending rate or the Federal Funds rate plus 0.50%. The effective interest rate includes a spread above the Company's selected base rate and is subject to modification in the event that the Company's debt ratings change. Additionally, the Company may elect differing base interest rates for the new term loan and the new revolving credit facility. However, pursuant to the terms and conditions of the underlying agreements, the Company will maintain interest rate swap contracts or other hedging contracts covering at least 50% of the outstanding borrowings. Such contracts must provide for (i) effective payment of interest on a fixed rate basis or (ii) fixed interest rates for a period of at least three years. As of February 23, 2007, the Company's effective interest rate on the New Credit Facilities was approximately 7.1%; however, at such date, there were no amounts outstanding thereunder.

The agreements underlying the New Credit Facilities contain covenants that, without prior consent of the lenders, limit certain of the Company's activities, including those relating to mergers; consolidations; the Company's ability to secure additional indebtedness; sales, transfers and other dispositions of property and assets; capital expenditures; providing new guarantees; investing in joint ventures; and granting additional security interests. The New Credit Facilities also contain customary events of default and related cure provisions. Additionally, the Company is required to comply with certain financial covenants on a quarterly basis.

Pursuant to the terms and conditions of the New Credit Facilities, limitations are imposed on the Company regarding the manner in which the Company can redeem some or all of the 2023 Notes. Should the Company use future proceeds from the New Credit Facilities for such redemption, it must meet certain financial ratios and, in some circumstances, maintain a specified minimum availability under the new revolving credit facility. If the Company elects to borrow funds other than under the New Credit Facilities or issue equity securities in order to fund a redemption of some or all of the 2023 Notes, it will be subject to separate requirements, including, among other things, a requirement that the Company maintain compliance with certain financial ratios. Furthermore, as set forth under the New Credit Facilities, such additional borrowed funds must be in the form of either permitted subordinated indebtedness or permitted senior unsecured indebtedness.

Common Stock Repurchase Program. On June 23, 2006, the Company's Board of Directors announced its approval of a program to repurchase up to $250 million of the Company's common stock. Through February 23, 2007, the Company repurchased a total of 1,817,600 shares of its common stock under this program in the open market at an aggregate cost of approximately $36.8 million. The $250 million common stock repurchase program will remain in effect; however, the Company announced that, in light of the Recapitalization, its Board of Directors does not anticipate additional repurchases unless there exists a significant undervaluation of the Company's common stock in the marketplace.

Corporate Information

CORPORATE HEADQUARTERS
5811 Pelican Bay Boulevard
Suite 500
Naples, Florida 34108-2710
(239) 598-3131

INTERNET ADDRESS
www.hma-corp.com

ANNUAL REPORT TO THE SEC
HMA's annual report, filed with the Securities and Exchange Commission (SEC) on Form 10-K, and other filings made by the Company with the SEC, may be obtained by writing to the Company at its address listed above. Such information filed by the Company with the SEC is also available by accessing the Company's website at www.hma-corp.com.

NYSE SYMBOL
HMA

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Ernst & Young LLP
Miami, Florida

ANNUAL MEETING
Shareholders are cordially invited to attend the Annual Meeting of Shareholders, which will be held at 1:30 p.m. on Tuesday, May 15, 2007, at The Ritz-Carlton, Golf Resort Naples, 2600 Tiburón Drive, Naples, Florida, 34109.

Management urges all shareholders to vote their proxies and thus participate in the decisions that will be made at the annual meeting.

TRANSFER AGENT
Wachovia Bank, N.A.
1525 West W. T. Harris Boulevard
Mail Code 3C3NC1153
Charlotte, North Carolina 28262
(800) 829-8432

For a change of name, address, or to replace lost stock certificates, write or call the Transfer Agent's Securities Transfer Division.

SECURITIES ANALYST CONTACT
John C. Merriwether
Vice President of Financial Relations
(239) 598-3104

STOCK PRICE PERFORMANCE GRAPH

The graph below sets forth a comparison of the cumulative total shareholder return on our common stock during the period ended December 31, 2006, based on the market price, with the cumulative total return of companies in the Standard & Poor's 500 Stock Index (in which the Company was included as of December 31, 2006) and companies in the S&P Health Care Index (in which the Company was also included as of December 31, 2006).



COMPARISON OF CUMULATIVE TOTAL RETURN
Health Management Associates, Inc.
S&P 500 Index
S&P 500 Health Care Index
$200
$150
$100
$50
$0
9/01
9/02
9/03
9/04
9/05
12/05
12/06

Assumes $100 invested on September 30, 2001 in our common stock, the companies comprising the Standard & Poor's 500 Stock Index and the companies currently comprising the S&P Health Care Index. Total return assumes reinvestment of dividends.

There can be no assurances that our stock performance will continue into the future with the same or similar trends depicted in the graph above. We neither make nor endorse any predictions as to future stock performance.

COMMON STOCK PRICE RANGE
At December 31, 2006, there were approximately 240,707,000 shares outstanding and approximately 935 shareholders of record.

The range of high and low prices for the four quarters ended December 31, 2006, the three months ended December 31, 2005 and the four quarters ended September 30, 2005, is shown below:

	High	Low
Year ended December 31, 2006:		
First quarter	$24.00	$20.41
Second quarter	$21.87	$19.35
Third quarter	$21.85	$19.04
Fourth quarter	$21.25	$19.25
Three months ended December 31, 2005	$23.91	$20.75
Fiscal year ended September 30, 2005:		
First Quarter	$23.40	$18.80
Second quarter	$27.00	$21.75
Third quarter	$26.68	$23.63
Fourth quarter	$26.48	$22.60

ANALYST COVERAGE
Banc of America Securities
Bear Stearns
BMO Capital Markets
Buckingham Group
CIBC World Markets
Citigroup
Cowen & Co.
Credit Suisse/First Boston
CRT Capital
Deutsche Bank Securities
Goldman, Sachs & Co.
J.P. Morgan Securities
Jefferies & Company
Leerink Swann & Co.
Lehman Brothers
Merrill Lynch & Co.
Morgan Stanley
Oppenheimer
Raymond James
Stifel Nicolas
UBS
Wachovia

Directors and Officers

BOARD OF DIRECTORS

William J. Schoen
Chairman
Health Management Associates, Inc.

Joseph V. Vumbacco
Chief Executive Officer
and Vice Chairman
Health Management Associates, Inc.

Kent P. Dauten
Managing Director
Keystone Capital, Inc.

Donald E. Kiernan
Senior Executive Vice President
and Chief Financial Officer
SBC Communications, Inc. (retired)

Robert A. Knox
Senior Managing Director
Cornerstone Equity Investors, LLC

William E. Mayberry, M.D.
President Emeritus and CEO
of Mayo Foundation (retired)

Vicki A. O'Meara
President –
U.S. Supply Chain Solutions
Ryder System, Inc.

William C. Steere, Jr.
Chairman Emeritus
Pfizer Inc.

Randolph W. Westerfield, Ph.D.
Dean Emeritus and the Charles B.
Thornton Professor of Finance,
Marshall School of Business
University of Southern California

CORPORATE OFFICERS

Joseph V. Vumbacco
Chief Executive Officer and
Vice Chairman

Burke W. Whitman
President and
Chief Operating Officer

Robert E. Farnham
Senior Vice President and
Chief Financial Officer

Timothy R. Parry
Senior Vice President, General
Counsel and Corporate Secretary

Peter M. Lawson
Executive Vice President
– Hospital Operations

Jon P. Vollmer
Executive Vice President
– Hospital Operations

SENIOR VICE PRESIDENTS

James A. Barber
Frederick L. Drow
James L. Jordan
Kenneth M. Koopman
Stanley D. McLemore
Stephen L. Midkiff
Johnny A. Owenby

VICE PRESIDENTS

J. Dale Armour
Ann M. Barnhart
Andrew H. Bate
C. Scott Campbell
John R. Finnegan
Kathleen K. Holloway
Randel J. Holly, Sr.
Daniel W. McAdams, Jr.
John C. Merriwether
Joshua S. Putter
Larry A. Smith
Paul P. Smith, Jr.
Mark J. Spafford
Matthew F. Tormey
Page H. Vaughan

NEW YORK STOCK EXCHANGE CEO CERTIFICATION

In accordance with the applicable rules of the New York Stock Exchange (NYSE), in March 2006, HMA's Chief Executive Officer and Vice Chairman, Joseph V. Vumbacco, timely submitted to the NYSE a Section 12(a) CEO Certification stating that he was not aware of any violation by HMA of the NYSE's corporate governance listing standards as of the date of such certification.

SARBANES - OXLEY ACT SECTION 302 CERTIFICATION

Robert E. Farnham, HMA's Senior Vice President and Chief Financial Officer, and Joseph V. Vumbacco, HMA's Chief Executive Officer and Vice Chairman, each signed the certification required by Section 302 of the Sarbanes-Oxley Act of 2002 regarding the quality of HMA's public disclosures and such certifications were filed as exhibits to HMA's Annual Report on Form 10-K for the year ended December 31, 2006.

END

Health Management Associates, Inc.

5811 Pelican Bay Blvd., Suite 500, Naples, FL 34108 tel 239.598.3131
www.hma-corp.com